Exhibit 99.3

Kenon Holdings Ltd. and subsidiaries

Consolidated Financial Statements

As at December 31, 2022 and 2021 and for the three years ended December 31, 2022

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2022 and 2021 and for the three years ended December 31, 2022

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2022.

In our opinion:
(a)
the financial statements set out on pages F-7 to F-95 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at December 31, 2022 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act 1967, (the Act), and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorized these financial statements for issue.

Directors

The directors in office at the date of this statement are as follows:

Cyril Pierre-Jean Ducau
Laurence Neil Charney
Nathan Scott Fine
Aviad Kaufman
Antoine Bonnier
Foo Say Mui
Arunava Sen
Barak Cohen

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Act, particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and children of less than 18 years of age) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Shareholdings registered in the name of director, spouse, children or nominees
	Holdings at beginning of the year	Holdings at end of the year
Laurence Neil Charney
Kenon Holdings Ltd. - Ordinary shares	49,180	40,504

Foo Say Mui
Kenon Holdings Ltd. - Ordinary shares	16,420	17,774

Arunava Sen
Kenon Holdings Ltd. - Ordinary shares	16,420	17,774

Nathan Scott Fine
Kenon Holdings Ltd. - Ordinary shares	1,804	-

Directors’ interests (Cont’d)

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or at the end of the financial year.

Except as disclosed under the “Share-based Compensation Plans” section in this statement, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share-based Compensation Plans

The Kenon Holdings Ltd. Share Incentive Plan 2014 (the “SIP 2014”) authorises the directors of the Company to offer and grant awards of fully paid-up shares, free of payment, in accordance with the provisions of the SIP 2014 and to allot and issue from time to time such number of ordinary shares of the Company as may be required to be delivered pursuant to the vesting of awards under the SIP 2014, while the Kenon Holdings Ltd. Share Option Plan 2014 (“SOP 2014”) authorises the directors of the Company to offer and grant options in accordance with the SOP 2014 to acquire ordinary shares and to allot and issue from time to time such number of ordinary shares as may be required to be delivered pursuant to the exercise of options under the SOP 2014.

Directors of the Company are eligible to participate in the SIP 2014 and the SOP 2014.

Share options

During the financial year, there were:

(i)	no options granted by the Company to any person to take up unissued shares in the Company; and

(ii)	no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

As at the end of the financial year, there were no unissued shares of the Company under option plan.

Auditors

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

────────────────────
Cyril Pierre-Jean Ducau
Director

────────────────────
Arunava Sen
Director

March 30, 2023

12

KPMG LLP 12 Marina View, #15-01 Asia Square Tower 2 Singapore 018961	Telephone +65 6213 3388 Fax +65 6225 0984 Internet kpmg.com.sg

Independent auditors’ report

Members of the Company
Kenon Holdings Ltd.

Report on the audit of the financial statements

Opinion

We have audited the financial statements of Kenon Holdings Ltd. (‘the Company’) and its subsidiaries (‘the Group’), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at December 31, 2022, the consolidated statement of profit or loss and comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, as set out on pages FS1 to FS95.

In our opinion, the accompanying consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Companies Act 1967 (‘the Act’) and Financial Reporting Standards (‘FRSs’) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at December 31, 2022 and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing (‘SSAs’).  Our responsibilities under those standards are further described in the ‘Auditors’ responsibilities for the audit of the financial statements’ section of our report.  We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (‘ACRA Code’) together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matter is those matter that, in our professional judgement, was of most significance in our audit of the financial statements of the current period.  This matter was addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Impairment assessments of goodwill arising from the acquisition of CPV Group
The key audit matter	How the matter was addressed in our audit
As discussed in Notes 3.J and 13.C to the consolidated financial statements, the carrying amount of the cash generating unit (CGU) to which goodwill is allocated is reviewed at each reporting date for impairment. As of December 31, 2022, the Group’s goodwill arising from the acquisition of CPV Group amounted to USD 105 million (Renewable Energy CGU). The Company estimates the recoverable amount of the Renewable Energy CGU based on discounted expected future cash flows. An impairment loss is recognized if the carrying value of the Renewable Energy CGU exceeds its estimated recoverable amount.

We identified the evaluation of the impairment assessments of the goodwill as a critical audit matter. Specifically, a high degree of auditor judgement was required to evaluate the discount rates to determine the recoverable amount of the Renewable Energy CGU. Additionally, the audit effort associated with evaluating the discount rates required involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal controls relating to the impairment assessment of Renewable Energy CGU, including the control related to evaluating the discount rates used in the discounted cashflows. In addition, we involved valuation professionals with specialized skills and knowledge to assist us in evaluating the discount rates by comparing them against independently developed range of discount rates using inputs from publicly available information.

Other information

Management is responsible for the other information contained in the annual report.  Other information is defined as all information in the annual report other than the financial statements and our auditors’ report thereon.

We have obtained all other information prior to the date of this auditors’ report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.  If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.  We have nothing to report in this regard.

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.  Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists.  Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional scepticism throughout the audit.  We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•
Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern.  If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion.  Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report.  However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters.  We describe these matters in our auditors’ report unless the law or regulations preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditors’ report is Ang Fung Fung.

/s/ KPMG LLP
KPMG LLP
Public Accountants and
Chartered Accountants

Singapore
March 30, 2023

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2022 and 2021

		As at December 31,
		2022	2021
	Note	$ Thousands

Current assets
Cash and cash equivalents	5	535,171	474,544
Short-term deposits and restricted cash	6	45,990	229
Trade receivables		73,900	62,643
Short-term derivative instruments		2,918	798
Other investments	7	344,780	-
Other current assets	8	58,956	43,379
Total current assets		1,061,715	581,593

Non-current assets
Investment in ZIM (associated company)	9	427,059	1,354,212
Investment in OPC's associated companies	9	652,358	545,242
Long-term restricted cash		15,146	21,463
Long-term derivative instruments	29.D.1	16,077	11,637
Deferred taxes	24.C.2	6,382	19,016	*
Property, plant and equipment, net	12	1,222,421	1,125,820
Intangible assets, net	13	220,795	224,282
Long-term prepaid expenses and other non-current assets	14	50,814	57,266
Right-of-use assets, net	17	99,293	97,883
Total non-current assets		2,710,345	3,456,821

Total assets		3,772,060	4,038,414

* The Group made an immaterial correction of classification error of $30 million in non-current deferred taxes from assets to liabilities as at December 31, 2021.

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2022 and 2021, continued

		As at December 31,
		2022	2021
	Note	$ Thousands
Current liabilities
Current maturities of loans from banks and others	15	39,262	38,311
Trade and other payables	16	133,415	171,537
Dividend payable	19.D	-	188,607
Short-term derivative instruments	29.D.1	889	8,688
Current tax liabilities		653	34
Deferred taxes	24.C.2	1,285	21,117
Current maturities of lease liabilities		17,474	18,991
Total current liabilities		192,978	447,285

Non-current liabilities
Long-term loans from banks and others	15	610,434	596,489
Debentures	15	513,375	575,314
Deferred taxes	24.C.2	97,800	95,080	*
Other non-current liabilities		41,388	28,817
Long-term derivative instruments		10	192
Long-term lease liabilities		20,157	14,951
Total non-current liabilities		1,283,164	1,310,843

Total liabilities		1,476,142	1,758,128

Equity	19
Share capital		50,134	602,450
Translation reserve		1,206	25,680
Capital reserve		42,553	25,783
Accumulated profit		1,504,592	1,139,775
Equity attributable to owners of the Company		1,598,485	1,793,688
Non-controlling interests		697,433	486,598
Total equity		2,295,918	2,280,286

Total liabilities and equity		3,772,060	4,038,414

* The Group made an immaterial correction of classification error of $30 million in non-current deferred taxes from assets to liabilities as at December 31, 2021.

_____________________________	_____________________________	_____________________________
Cyril Pierre-Jean Ducau Chairman of Board of Directors	Robert L. Rosen CEO	Mark Hasson CFO

Approval date of the consolidated financial statements: March 30, 2023

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2022, 2021 and 2020

		For the year ended December 31,
		2022	2021	2020
	Note	$ Thousands

Revenue	20	573,957	487,763	386,470
Cost of sales and services (excluding depreciation and amortization)	21	(417,261)	(336,298)	(282,086)
Depreciation and amortization		(56,853)	(53,116)	(33,135)
Gross profit		99,843	98,349	71,249
Selling, general and administrative expenses	22	(99,936)	(75,727)	(49,957)
Other income/(expenses)		2,918	(81)	1,721
Operating profit		2,825	22,541	23,013
Financing expenses	23	(50,397)	(144,295)	(51,174)
Financing income	23	44,686	2,934	14,291
Financing expenses, net		(5,711)	(141,361)	(36,883)

(Losses)/gains related to Qoros	10	-	(251,483)	309,918
(Losses)/gains related to ZIM	9.B.a	(727,650)	(204)	43,505
Share in profit/(losses) of associated companies, net
- ZIM	9.A.2	1,033,026	1,260,993	167,142
- OPC's associated companies	9.A.2	85,149	(10,844)	-
- Qoros	9.A.2	-	-	(6,248)
Profit before income taxes		387,639	879,642	500,447
Income tax expense	24	(37,980)	(4,325)	(4,698)
Profit for the year from continuing operations		349,659	875,317	495,749
Gain for the year from discontinued operations	26
-Recovery of retained claims, net		-	-	8,476
Profit for the year		349,659	875,317	504,225

Attributable to:
Kenon’s shareholders		312,652	930,273	507,106
Non-controlling interests		37,007	(54,956)	(2,881)
Profit for the year		349,659	875,317	504,225

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):	25
Basic/diluted profit per share		5.80	17.27	9.41
Basic/diluted profit per share from continuing operations		5.80	17.27	9.25
Basic/diluted profit per share from discontinued operations		-	-	0.16

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2022, 2021 and 2020

	For the year ended December 31,
	2022	2021	2020
	$ Thousands

Profit for the year	349,659	875,317	504,225

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	(40,694)	17,489	36,354
Reclassification of foreign currency and capital reserve differences on loss of significant influence	-	-	(23,425)
Group’s share in other comprehensive income of associated companies	13,611	12,360	1,873
Effective portion of change in the fair value of cash-flow hedges	14,774	8,772	(45,322)
Change in fair value of other investments at FVOCI	(2,100)	-	-
Change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	(1,043)	37,173	3,067
Change in fair value of derivatives financial instruments used to hedge cash flows transferred to the statement of profit & loss	(4,125)	(2,121)	6,300
Income taxes in respect of components of other comprehensive income	(2,658)	(423)	1,346
Total other comprehensive income for the year	(22,235)	73,250	(19,807)
Total comprehensive income for the year	327,424	948,567	484,418

Attributable to:
Kenon’s shareholders	290,985	969,862	486,165
Non-controlling interests	36,439	(21,295)	(1,747)
Total comprehensive income for the year	327,424	948,567	484,418

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022, 2021 and 2020

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2022		602,450	25,680	25,783	1,139,775	1,793,688	486,598	2,280,286
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Cash distribution to owners of the Company	19.F	(552,316)	-	-	-	(552,316)	-	(552,316)
Share-based payment transactions		-		8,502		8,502	2,104	10,606
Total contributions by and distributions to owners		(552,316)	-	8,502	-	(543,814)	2,104	(541,710)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	11.A.5	-	-	-	57,585	57,585	135,567	193,152
Acquisition of subsidiary with non-controlling interest		-	-	41	-	41	-	41
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	36,725	36,725
Total changes in ownership interests in subsidiaries		-	-	41	57,585	57,626	172,292	229,918

Total comprehensive income for the year
Net profit for the year		-	-	-	312,652	312,652	37,007	349,659
Other comprehensive income for the year, net of tax		-	(24,474)	8,227	(5,420)	(21,667)	(568)	(22,235)
Total comprehensive income for the year		-	(24,474)	8,227	307,232	290,985	36,439	327,424

Balance at December 31, 2022		50,134	1,206	42,553	1,504,592	1,598,485	697,433	2,295,918

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022, 2021 and 2020

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2021		602,450	15,896	(11,343)	459,820	1,066,823	209,185	1,276,008
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	7,371	-	7,371	1,187	8,558
Dividends declared	19.D	-	-	-	(288,811)	(288,811)	(10,214)	(299,025)
Total contributions by and distributions to owners		-	-	7,371	(288,811)	(281,440)	(9,027)	(290,467)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	11.A.5	-	-	-	38,443	38,443	103,891	142,334
Non-controlling interests in respect of business combinations		-	-	-	-	-	6,769	6,769
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	197,075	197,075
Total changes in ownership interests in subsidiaries		-	-	-	38,443	38,443	307,735	346,178

Total comprehensive income for the year
Net profit for the year		-	-	-	930,273	930,273	(54,956)	875,317
Other comprehensive income for the year, net of tax		-	9,784	29,755	50	39,589	33,661	73,250
Total comprehensive income for the year		-	9,784	29,755	930,323	969,862	(21,295)	948,567

Balance at December 31, 2021		602,450	25,680	25,783	1,139,775	1,793,688	486,598	2,280,286

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022, 2021 and 2020

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2020		602,450	17,889	13,962	(10,949)	623,352	88,436	711,788
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	874	-	874	236	1,110
Dividend to holders of non-controlling interests in subsidiaries						-		-
Dividends declared and paid	19.D	-	-	-	(120,133)	(120,133)	(12,412)	(132,545)
Total contributions by and distributions to owners		-	-	874	(120,133)	(119,259)	(12,176)	(131,435)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	11.A.5	-	-	-	80,674	80,674	136,170	216,844
Acquisition of non-controlling interests without a change in control		-	-	(4,109)	-	(4,109)	(1,498)	(5,607)
Total changes in ownership interests in subsidiaries		-	-	(4,109)	80,674	76,565	134,672	211,237

Total comprehensive income for the year
Net profit for the year		-	-	-	507,106	507,106	(2,881)	504,225
Other comprehensive income for the year, net of tax			(1,993)	(22,070)	3,122	(20,941)	1,134	(19,807)
Total comprehensive income for the year		-	(1,993)	(22,070)	510,228	486,165	(1,747)	484,418

Balance at December 31, 2020		602,450	15,896	(11,343)	459,820	1,066,823	209,185	1,276,008

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2021 and 2020

		For the year ended December 31,
		2022	2021	2020
	Note	$ Thousands

Cash flows from operating activities
Profit for the year		349,659	875,317	504,225
Adjustments:
Depreciation and amortization		62,876	57,640	34,171
Financing expenses, net	23	5,711	141,361	36,883
Share in profit of associated companies, net	9.A.2	(1,118,175)	(1,250,149)	(160,894)
Gains on disposal of property, plant and equipment, net		-	-	(1,551)
Losses/(gains) related to Qoros	10	-	251,483	(309,918)
Losses/(gains) related to ZIM	9.B.a	727,650	204	(43,505)
Recovery of retained claims	26	-	-	(9,923)
Share-based payments		18,855	18,369	1,110
Income taxes		37,980	4,325	6,145
		84,556	98,550	56,743
Change in trade and other receivables		(28,819)	(1,171)	(9,669)
Change in trade and other payables		(10,100)	(429)	45,061
Cash generated from operating activities		45,637	96,950	92,135
Dividends received from associated companies, net		727,309	143,964	-
Income taxes (paid)/refunded, net		(1,565)	(385)	61
Net cash provided by operating activities		771,381	240,529	92,196

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2022, 2021 and 2020

		For the year ended December 31,
		2022	2021	2020
	Note	$ Thousands
Cash flows from investing activities
Short-term deposits and restricted cash, net		(46,266)	558,247	(501,618)
Short-term collaterals deposits, net		(19,180)	-	-
Investment in long-term deposits, net		12,750	51,692	6,997
Purchase of other investments		(650,777)	-	-
Proceeds from sale of other investments		308,829	-	-
Long-term advance deposits and prepaid expenses		(11,013)	(6,976)	(57,591)
Long-term loan to an associate		-	(5,000)	-
Proceeds from sale of subsidiary, net of cash disposed off		-	-	407
Acquisition of subsidiary, less cash acquired	11.A.4	-	(659,169)	-
Investments in associated companies, less cash acquired		(2,932)	(8,566)	-
Acquisition of property, plant and equipment		(259,820)	(231,235)	(74,456)
Acquisition of intangible assets		(10,453)	(1,452)	(368)
Proceeds from sale of property, plant and equipment and intangible assets		-	-	546
Reimbursement in respect of right-of-use asset		-	4,823	-
Interest received		6,082	269	709
Income tax paid		-	-	(32,332)
Deferred consideration in respect of acquisition of subsidiary		-	-	(13,632)
Proceeds from/(payment of) transactions in derivatives, net		1,349	(5,635)	(3,963)
Proceeds from distribution from associated companies		4,444	46,729	-
Proceeds from deferred payment		-	-	217,810
Proceeds from sales of interest in ZIM	9.B.a.4	463,549	67,087	-
Proceeds from sale of interest in Qoros	10.3	-	-	219,723
(Payment)/recovery of financial guarantee	10.6	-	(16,265)	6,265
Recovery of retained claims	26	-	-	9,923
Net cash used in investing activities		(203,438)	(205,451)	(221,580)

Cash flows from financing activities
Dividends paid to holders of non-controlling interests		-	(10,214)	(12,412)
Cash distribution and dividends paid	19.D, 19.F	(740,922)	(100,209)	(120,115)
Investments from holders of non-controlling interests in equity of subsidiary		36,725	197,076	32
Costs paid in advance in respect of taking out of loans		(2,845)	(4,991)	(8,556)
Payment of early redemption commission with respect to the debentures	15.1.B	-	(75,820)	(11,202)
Payment in respect of derivative financial instruments, net		(923)	(13,933)	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	11.A.5, 11.A.6	193,148	142,334	216,844
Receipt of long-term loans		102,331	343,126	73,236
Proceeds from issuance of debentures, less issuance expenses	15.2	-	262,750	280,874
Repayment of long-term loans, debentures and lease liabilities		(55,762)	(562,016)	(130,210)
Short-term credit from banks and others, net		-	-	(134)
Acquisition of non-controlling interests		-	-	(7,558)
Interest paid		(25,428)	(31,523)	(24,989)
Net cash (used in)/provided by financing activities		(493,676)	146,580	255,810

Increase in cash and cash equivalents		74,267	181,658	126,426
Cash and cash equivalents at beginning of the year		474,544	286,184	147,153
Effect of exchange rate fluctuations on balances of cash and cash equivalents		(13,640)	6,702	12,605
Cash and cash equivalents at end of the year		535,171	474,544	286,184

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd. (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our principal place of business is located at 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192.

The Company is a holding company and was incorporated to receive investments spun-off from their former parent company, Israel Corporation Ltd. (“IC”). The Company serves as the holding company of several businesses (together referred to as the “Group”).

Kenon shares are traded on New York Stock Exchange (“NYSE”) and on Tel Aviv Stock Exchange (“TASE”) (NYSE and TASE: KEN).

B.	Definitions

In these consolidated financial statements -
1. Subsidiaries – Companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.
2. Associates – Companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.
3. Investee companies – subsidiaries and/or associated companies and/or long-term investment (Qoros).
4. Related parties – within the meaning thereof in Singapore Financial Reporting Standards 24 Related Parties.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with Singapore Financial Reporting Standards

The consolidated financial statements were prepared by management of the Group in accordance with Singapore Financial Reporting Standards (“FRS”).

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on March 30, 2023.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars (“$”), which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:
•	Deferred tax assets and liabilities
•	Derivative instruments
•	Assets and liabilities in respect of employee benefits
•	Investments in associated companies
•	Long-term investment (Qoros)

For additional information regarding measurement of these assets and liabilities – see Note 3 Significant Accounting Policies.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

D.	Use of estimates and judgment

The preparation of consolidated financial statements in conformity with FRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

1.	Allocation of acquisition costs (CPV)

The Group makes estimates with respect to allocation of excess consideration to tangible and intangible assets and to liabilities. The Group has considered the report from a qualified external valuer to establish the appropriate valuation techniques and inputs for this assessment. The valuation technique used for measuring the fair values of the material assets: property, plant and equipment, investment in associated companies, and intangible assets is the income approach, a present value technique to convert future amounts to a single current amount using relevant discount rates. The respective discount rates are estimates and require judgment and minor changes to the discount rates could have had a significant effect on the Group’s evaluation of the transaction completion date fair values of the material assets. Refer to Note 11.A.4 for further details.

In addition, in determining the depreciation rates of the tangible, intangible assets and liabilities, the Group estimates the expected life of the asset or liability.

2.	Long-term investment (Qoros)

Following the sale of half of the Group’s remaining interest in Qoros (i.e. 12%) as described in Note 10.3, as at December 31, 2020, the Group owned a 12% interest in Qoros. The long-term investment (Qoros) was a combination of the Group’s remaining 12% interest in Qoros and the non-current portion of the put option (as described in Note 10.2). The long-term investment (Qoros) was determined using a combination of market comparison technique based on market multiples derived from the quoted prices of comparable companies adjusted for various considerations, and the binomial model. Fair value measurement of the long-term investment (Qoros) took into account the underlying asset’s price volatility.

In April 2021, Quantum entered into an agreement to sell its remaining 12% equity interest in Qoros. As a result, Kenon accounted for the fair value of the long-term investment (Qoros) based on the present value of the expected cash flows. Refer to Note 10.5 for further details.

3.	Recoverable amount of cash-generating unit that includes goodwill (CPV)

The calculation of the recoverable amount of cash-generating units to which goodwill balances are allocated is based, among other things, on the projected expected cash flows and discount rate. For further information, see Note 13.C and 13.D.

4.	Recoverable amount of cash-generating unit of investment in equity-accounted companies (ZIM)

The carrying amounts of investments in equity-accounted companies are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the investments is estimated. For further information, see Note 9.B.a.5.

Note 3 – Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

A.	First-time application of new accounting standards, amendments and interpretations

The Group has adopted a few new standards which are effective from January 1, 2022, including those listed below. These new standards and amendments do not have a material effect on the Group’s consolidated financial statements.

Note 3 – Significant Accounting Policies (Cont’d)

Amendments to FRS 16 – Property, plant and equipment: Proceeds before intended use

The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, the company will recognize such sales proceeds and related cost in its consolidated profit or loss.

The amendments require companies to apply the amendments retrospectively to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the consolidated financial statements. The impact of the amendments to the Group are immaterial, hence prior year numbers are not restated.

B.	Basis for consolidation/combination

(1)	Business combinations

The Group accounts for all business combinations according to the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The acquisition date is the date on which the Group obtains control over an acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed. Goodwill is initially recognized as an asset based on its cost, and is measured in succeeding periods based on its cost less accrued losses from impairment of value.

For purposes of examining impairment of value, goodwill is allocated to each of the Group’s cash‑generating units that is expected to benefit from the synergy of the business combination. Cash‑generating units to which goodwill was allocated are examined for purposes of assessment of impairment of their value every year or more frequently where there are signs indicating a possible impairment of value of the unit, as stated. Where the recoverable amount of a cash‑generating unit is less than the carrying value in the books of that cash‑generating unit, the loss from impairment of value is allocated first to reduction of the carrying value in the books of any goodwill attributed to that cash‑generating unit. Thereafter, the balance of the loss from impairment of value, if any, is allocated to other assets of the cash‑generating unit, in proportion to their carrying values in the books. A loss from impairment of value of goodwill is not reversed in subsequent periods. If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date.

The Group recognizes contingent consideration at fair value at the acquisition date. The contingent consideration that meets the definition of a financial instrument that is not classified as equity will be measured at fair value through profit or loss; contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date when control ceased. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(3)	Non-Controlling Interest (“NCI”)

NCI comprises the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of the subsidiaries and options for shares of subsidiaries.

NCIs are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests, which are instruments that convey a present ownership right and that grant to their holder a share in the net assets in a case of liquidation, are measured on the date of the business combination at fair value or based on their relative share in the identified assets and liabilities of the entity acquired, on the basis of every transaction separately.

Transactions with NCI, while retaining control

Transactions with NCI while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in NCI is included directly in equity.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the NCI. Total comprehensive income is allocated to the owners of the Group and the NCI even if the result is a negative balance of NCI.
Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the NCI.

Cash flows deriving from transactions with holders of NCI while retaining control are classified under “financing activities” in the statement of cash flows.

Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(4)	Investments in equity-accounted investees

Associates are entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint-ventures are arrangements in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Associates and joint-venture are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

Note 3 – Significant Accounting Policies (Cont’d)

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the equity interests were reduced to zero. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the entity’s net investment in the associate, the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

(5)	Loss of significant influence

The Group discontinues applying the equity method from the date it loses significant influence in an associate and it accounts for the retained investment as a financial asset, as relevant.

On the date of losing significant influence, the Group measures at fair value any retained interest it has in the former associate. The Group recognizes in profit or loss any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate or joint venture, and the carrying amount of the investment on that date.

Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

(6)	Change in interest held in equity accounted investees while retaining significant influence

When the Group increases its interest in an equity accounted investee while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.
When there is a decrease in the interest in an equity accounted investee while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from the sale under other income or other expenses.

Furthermore, on the same date, a proportionate part of the amounts recognized in equity through other comprehensive income with respect to the same equity accounted investee are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself realized the same assets or liabilities.

(7)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(8)	Reorganizations under common control transactions

Common control transactions that involve the setup of a new group company and the combination of entities under common control are recorded using the book values of the parent company.

Note 3 – Significant Accounting Policies (Cont’d)

C.	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items measured at historical cost would be reported using the exchange rate at the date of the transaction.

Foreign currency differences are generally recognized in profit or loss, except for differences relating to qualifying cash flow hedges to the extent the hedge is effective which are recognized in other comprehensive income.

(2)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated into US dollars at average exchange rates over the relevant period.

Foreign operation translation differences are recognized in other comprehensive income.

When the foreign operation is a non-wholly-owned subsidiary of the Group, then the relevant proportionate share of the foreign operation translation difference is allocated to the NCI.

When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to NCI.

When the Group disposes of only part of its investment in an associate that includes a foreign operation, while retaining significant influence, the proportionate part of the cumulative amount of the translation difference is reclassified to profit or loss.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the translation reserve.

D.	Cash and Cash Equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and are subject to an insignificant risk of changes in their fair value.

Note 3 – Significant Accounting Policies (Cont’d)

E.	Financial Instruments

a)	Classification and measurement of financial assets and financial liabilities

Initial recognition and measurement

The Group initially recognizes trade receivables and other investments on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset, other than a trade receivable without a significant financing component, or a financial liability, is initially measured at fair value with the addition, for a financial asset or a financial liability that are not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the transaction price. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to receivables.

Financial assets - classification and subsequent measurement

On initial recognition, financial assets are classified as measured at amortized cost; fair value through other comprehensive income (“FVOCI”); or fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified in subsequent periods, unless, and only to the extent that the Group changes its business model for the management of financial assets, in which case the affected financial assets are reclassified at the beginning of the reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets the two following cumulative conditions and is not designated for measurement at FVTPL:
-	The objective of the entity's business model is to hold the financial asset to collect the contractual cash flows; and
-	The contractual terms of the financial asset create entitlement on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group has balances of trade and other receivables and deposits that are held under a business model the objective of which is collection of the contractual cash flows. The contractual cash flows in respect of such financial assets comprise solely payments of principal and interest that reflects consideration for the time-value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

b)	Subsequent measurement

In subsequent periods, financial assets at amortized cost are measured at amortized cost, using the effective interest method and net of impairment losses. Interest income, currency exchange gains or losses and impairment are recognized in profit or loss. Any gains or losses on derecognition are also recognized in profit or loss.

Debt investments measured at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.  On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. In subsequent periods, these assets are measured at fair value. Net gains and losses are recognized in profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

Financial assets: Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:
•
the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realising cash flows through the sale of the assets;

•	how the performance of the portfolio is evaluated and reported to the Group’s management;
•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Non-derivative financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition.  ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument.  This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.  In making this assessment, the Group considers:
•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable rate features;
•	prepayment and extension features; and
•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.  Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

If the Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized.

Financial liabilities – Initial classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or at FVTPL. Financial liabilities are classified as measured at FVTPL if it is held for trading or it is designated as such on initial recognition, and are measured at fair value, and any net gains and losses, including any interest expenses, are recognized in profit or loss. Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are measured at amortized cost in subsequent periods, using the effective interest method. Interest expenses and currency exchange gains and losses are recognized in profit or loss. Any gains or losses on derecognition are also recognized in profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

Derecognition of financial liabilities

Financial liabilities are derecognized when the contractual obligation of the Group expires or when it is discharged or canceled. Additionally, a significant amendment of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms, between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

The difference between the carrying amount of the extinguished financial liability and the consideration paid (including any other non-cash assets transferred or liabilities assumed), is recognized in profit or loss.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changes as a result of interest rate benchmark reform, the Group updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. No immediate gain or loss is recognized. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
-	the change is necessary as a direct consequence of the reform; and
-	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applies the policies on accounting for modifications to the additional changes.

Offset

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

c)	Impairment

Financial assets, contract assets and receivables on a lease

The Group creates a provision for expected credit losses in respect of:
-	Contract assets (as defined in FRS 115);
-	Financial assets measured at amortized cost;
-	Financial guarantees;
-	Debt investments;
-	Lease receivables.

Simplified approach

The Group applies the simplified approach to provide for expected credit losses (“ECLs”) for all trade receivables (including lease receivables) and contract assets. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs.

General approach

The Group applies the general approach to provide for ECLs on all other financial instruments and financial guarantees. Under the general approach, the loss allowance is measured at an amount equal to the 12-month ECLs at initial recognition.

At each reporting date, the Group assess whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

Note 3 – Significant Accounting Policies (Cont’d)

In assessing whether the credit risk of a financial asset has significantly increased since initial recognition and in assessing expected credit losses, the Group takes into consideration information that is reasonable and verifiable, relevant and attainable at no excessive cost or effort. Such information comprises quantitative and qualitative information, as well as an analysis, based on the past experience of the Group and the reported credit assessment, and contains forward-looking information.

If credit risk has not increased significantly since initial recognition or if the credit quality of the financial instruments improves such that there is no longer a significant increase in credit risk since initial recognition, loss allowance is measured at an amount equal to 12-month ECLs.

The Group assumes that the credit risk of a financial asset has increased significantly since initial recognition whenever contractual payments are more than 30 days in arrears.

The Group considers a financial asset to be in default if:
-	It is not probable that the borrower will fully meet its payment obligations to the Company, and the Company has no right to perform actions such as the realization of collaterals (if any); or
-	The contractual payments in respect of the financial asset are more than 90 days in arrears.

The Group considers a contract asset to be in default when the customer is unlikely to pay its contractual obligations to the Group in full, without recourse by the Group to actions such as realizing security.

The Group considers a debt instrument as having a low credit risk if its credit risk coincides with the global structured definition of “investment rating”.

The ECLs expected over the life of the instrument are ECLs arising from all potential default events throughout the life of the financial instrument.

ECLs in a 12-month period are the portion of the ECLs arising from potential default events during the period of 12 months from the reporting date.

The maximum period that is taken into account in assessing the ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs represent a probability-weighted estimate of credit losses. Credit losses are measured at the present value of the difference between the cash flows to which the Group is entitled under the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

The Group’s credit risk exposure for trade receivables and contract asset are set out in Note 29 Financial Instruments.

Financial assets impaired by credit risk

At each reporting date, the Group assesses whether financial assets that are measured at amortized cost and debt instruments that are measured at FVOCI have become impaired by credit risk. A financial asset is impaired by credit risk upon the occurrence of one or more of the events (i.e. significant financial difficulty of the debtor) that adversely affect the future cash flows estimated for such financial asset.

Presentation of impairment and allowance for ECLs in the statement of financial position

A provision for ECLs in respect of a financial asset that is measured at amortized cost is presented as a reduction of the gross carrying amount of the financial asset.

Note 3 – Significant Accounting Policies (Cont’d)

For debt investments at FVOCI, loss allowances are charged to profit or loss and recognized in OCI. Loss allowances are presented under financing expenses.

Impairment losses in respect of trade and other receivables, including contract assets and lease receivables, are presented separately in the statements of profit or loss and other comprehensive income. Impairment losses in respect of other financial assets are presented under financing expenses.

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments.

Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

The Group designates certain derivative financial instruments as hedging instruments in qualifying hedging relationships. At inception of designated hedging relationships, the Group documents the risk management objective and strategy for undertaking the hedge. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Hedge accounting

As of December 31, 2022 and 2021, hedge relationships designated for hedge accounting under FRS 39 qualify for hedge accounting under FRS 109, and are therefore deemed as continuing hedge relationships.

Hedges directly affected by interest rate benchmark reform

Phase 1 amendments: Prior to interest rate benchmark reform – when there is uncertainty arising from Interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged item(s) and the hedging instrument(s), the Group assumes that the benchmark interest rate is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Group assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

The Group will cease to apply the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the contractual cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued. For its highly probable assessment of the hedged item, the Group will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

Note 3 – Significant Accounting Policies (Cont’d)

Phase 2 amendments: Replacement of benchmark interest rates – when there is no longer uncertainty arising from interest rate benchmark reform

When the basis for determining the contractual cash flows of the hedged item or the hedging instrument changes as a result of interest rate benchmark reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by interest rate benchmark reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
-	the change is necessary as a direct consequence of the reform; and
-	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

For this purpose, the hedge designation is amended only to make one or more of the following changes:
-	designating an alternative benchmark rate as the hedged risk;
-	updating the description of hedged item, including the description of the designated portion of the cash flows or fair value being hedged; or
-	updating the description of the hedging instrument.

The Group amends the description of the hedging instrument only if the following conditions are met:
-	it makes a change required by interest rate benchmark reform by using an approach other than changing the basis for determining the contractual cash flows of the hedging instrument;
-	it chosen approach is economically equivalent to changing the basis for determining the contractual cash flows of the original hedging instrument; and
-	the original hedging instrument is not derecognized

The Group also amends the formal hedge documentation by the end of the reporting period during which a change required by interest rate benchmark reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform described above, then the Group first considers whether those additional changes result in the discontinuation of the hedge accounting relationship. If the additional changes do not result in discontinuation of the hedge accounting relationship, then the Group amends the formal hedge documentation for changes required by interest rate benchmark reform as mentioned above.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by interest rate benchmark reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedges

The Group designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (‘forward points’) is separately accounted for as a cost of hedging and recognized in a cost of hedging reserve within equity. When the hedged forecast transaction subsequently results in the recognition of a non-financial item such as inventory, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve and the cost of hedging reserve remains in equity until, for a hedge of a transaction resulting in recognition of a non-financial item, it is included in the non-financial item’s cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.

Financial guarantees

The Group irrevocably elects on a contract by contract basis, whether to account for a financial guarantee in accordance with FRS 109.

The Group considers a financial guarantee to be in default when the debtor of the loan is unlikely to pay its credit obligations to the creditor.

When the Group elects to account for financial guarantees in accordance with FRS 109, they are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with FRS 109 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of FRS 115.

F.	Property, plant and equipment, net

(1)	Recognition and measurement

Items of property, plant and equipment comprise mainly power station structures, power distribution facilities and related offices. These items are measured at historical cost less accumulated depreciation and accumulated impairment losses.

Historical cost includes expenditure that is directly attributable to the acquisition of the items.
•	The cost of materials and direct labor;
•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;
•	Spare parts, servicing equipment and stand-by equipment;
•	When the Group has an obligation to remove the assets or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and
•	Capitalized borrowing costs.

If significant parts of an item of property, plant and equipment items have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss in the year the asset is derecognized.

(2)	Subsequent Cost

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group, and its cost can be measured reliably.

Note 3 – Significant Accounting Policies (Cont’d)

(3)	Depreciation

Depreciation is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leasehold improvements are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated. Diesel oil and spare parts are expensed off when they are used or consumed. Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and leasehold improvements (*)	3 – 30
Facilities, machinery and equipment	5 – 30
Wind turbines	35
Computers	3
Office furniture and equipment	3 – 16
Others	5 – 15

* The shorter of the lease term and useful life

G.	Intangible assets, net

(1)	Recognition and measurement

Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

Other intangible assets
Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group having finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(2)	Amortization

Amortization is calculated to charge to expense the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative year are as follows:
•	Power purchase agreement	10 years
•	Others	1-33 years

Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

(3)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

H.	Leases

Definition of a lease

The Group assesses whether a contract is or contains a lease by assessing if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Note 3 – Significant Accounting Policies (Cont’d)

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. For lease contracts that include components that are not lease components, such as services or maintenance which relate to the lease component, the Group elected to treat the lease component separately.

As a lessee

The Group recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet. However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which affects the amount of lease liabilities and right-of-use assets recognized.

Depreciation of right-of-use asset

Subsequent to the commencement date of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and accrued losses from decline in value and is adjusted in respect of re‑measurements of the liability in respect of the lease. The depreciation is calculated on the “straight‑line” basis over the useful life or the contractual lease period – whichever is shorter.

Years
Land	19 – 49
Pressure regulation and management system facility	24
Offices	3 – 9

I.	Borrowing costs

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred. Income earned on the temporary investment of specific credit received for investing in a qualifying asset is deducted from the borrowing costs eligible for capitalization.

J.	Impairment of non-financial assets

At each reporting date, management of the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment, and whenever impairment indicators exist.

For impairment testing, assets are grouped together into smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Goodwill arising from a business combination is allocated to CGUs or group of CGUs that are expected to benefit from these synergies of the combination.

Note 3 – Significant Accounting Policies (Cont’d)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

K.	Employee benefits

(1)	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

(2)	Bonus plans transactions

The Group’s senior executives receive remuneration in the form of share-appreciations rights, which can only be settled in cash (cash-settled transactions). The cost of cash-settled transactions is measured initially at the grant date and is recognized as an expense with a corresponding increase in liabilities over the period that the employees become unconditionally entitled to payment. With respect to grants made to senior executives of OPC, this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss.

(3)	Termination Benefits

Severance pay is charged to income statement when there is a clear obligation to pay termination of employees before they reach the customary age of retirement according to a formal, detailed plan, without any reasonable chance of cancellation. The benefits given to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and the number of employee acceptances can be estimated reliably.

(4)	Defined Benefit Plans

The calculation of defined benefit obligation is performed at the end of each reporting period by a qualified actuary using the projected unit credit method. Remeasurements of the defined benefit liability, which comprise actuarial gains and losses and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. Interest expense and other expenses related to defined benefit plan are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Note 3 – Significant Accounting Policies (Cont’d)

(5)	Share-based compensation plans

Qualifying employees are awarded grants of the Group’s shares under the Group’s 2014 Share Incentive Plan (“Share Incentive Plan”). The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Group revises its estimates of the number of grants that are expected to vest. It recognizes the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

L.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

M.	Revenue recognition

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer.

Revenues from the sale of electricity and steam are recognized in the period in which the sale takes place in accordance with the price set in the electricity sale agreements and the quantities of electricity supplied. Furthermore, the Group’s revenues include revenues from the provision of asset management services to power plants and recognized in accordance to the service provision rate.

When setting the transaction price, the Group takes into consideration fixed amounts and amounts that may vary as a result of discounts, credits, price concessions, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Group includes variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

The Group recognizes compensation paid to customers in respect of delays in the commercial operation date of the power plant on payment date within long-term prepaid expenses, and amortizes them throughout the term of the contract, from the date of commercial operation of the power plant, against a decrease in revenue from contracts with customers.

Key agent or a principal

When another party is involved in providing goods or services to a customer, the Group shall determine whether the nature of its promise is a performance obligation to provide the specified or services itself (i.e., the Group is a principal) or to arrange for those services to be provided by the other party (i.e., the Group is an agent), and therefore recognizes the revenue as the net fee amount.

The Group is a principal if it controls the specified service before that service is transferred to a customer. Indicators that the Group controls the specified service before it is transferred to the customer include the following: The Group is primarily responsible for fulfilling the promise to provide the specified service; the entity bears a risk before the specified service has been transferred to a customer; and the Group has discretion in establishing the price for the specified service.

Note 3 – Significant Accounting Policies (Cont’d)

N.	Government grants

Government grants related to distribution projects are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received. Government grants are recorded at the value of the grant received and any difference between this value and the actual construction cost is recognized in profit or loss of the year in which the asset is released.

Government grants related to distribution assets are deducted from the related assets. They are recognized in statement of income on a systematic basic over the useful life of the related asset reducing the depreciation expense.

O.	Deposits received from consumers

Deposits received from consumers, plus interest accrued and less any outstanding debt for past services, are refundable to the users when they cease using the electric energy service rendered by the Group. The Group has classified these deposits as current liabilities since the Group does not have legal rights to defer these payments in a period that exceed a year. However, the Group does not anticipate making significant payments in the next year.

P.	Financing income and expenses

Financing income includes income from interest on amounts invested and gains from exchange rate differences. Interest income is recognized as accrued, using the effective interest method.

Financing expenses include interest on loans received, commitment fees on borrowings, and changes in the fair value of derivatives financial instruments presented at fair value through profit or loss, and exchange rate losses. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities. Accordingly, financing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from financing activities. Gains and losses from exchange rate differences and gains and losses from derivative financial instruments are reported on a net basis as financing income or expenses, based on the fluctuations on the rate of exchange and their position (net gain or loss).

The Group’s finance income and finance costs include:
•	Interest income;
•	Interest expense;
•	The net gain or loss on the disposal of held-for-sale financial assets;
•	The net gain or loss on financial assets at fair value through profit or loss;
•	The foreign currency gain or loss on financial assets and financial liabilities;
•	The fair value loss on contingent consideration classified as financial liability;
•	Impairment losses recognized on financial assets (other than trade receivables);
•	The net gain or loss on hedging instruments that are recognized in profit or loss; and
•	The reclassification of net gains previously recognized in OCI.

Interest income or expense is recognized using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

Q.	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax liability arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•
Temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary differences and it is not probable that they will reverse it in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Management of the Group regularly reviews its deferred tax assets for recoverability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Management believes the Group’s tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The Group believes that its liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

(iii) Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Note 3 – Significant Accounting Policies (Cont’d)

R.	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing income or loss allocable to the Group’s ordinary equity holders by the weighted-average number of ordinary shares outstanding during the period. The diluted earnings per share are determined by adjusting the income or loss allocable to ordinary equity holders and the weighted-average number of ordinary shares outstanding for the effect of all potentially dilutive ordinary shares including options for shares granted to employees.

S.	Share capital – ordinary shares

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognized as a deduction from equity.

T.	Discontinued operations

A discontinued operation is a component of the Group´s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:
•	Represents a separate major line of business or geographic area of operations,
•	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or
•	Is a subsidiary acquired exclusively with a view to re-sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

The changes in each cash flow based on operating, investing and financing activities are reported in Note 26 Discontinued Operations.

U.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM"). As at December 31, 2022, based on the internal financial information provided to the CODM, the Group has determined that it has three reportable segments, which are OPC Power Plants, CPV Group, and ZIM. These segments are based on the different services offered in different geographical locations and also based on how they are managed.

The following summary describes the Group’s reportable segments:

1.
OPC Power Plants – OPC Power Plants Ltd. (“OPC Power Plants”) (formerly OPC Israel Energy Ltd.) is a wholly owned subsidiary of OPC Energy Ltd. (“OPC”), which generates and supply electricity and energy in Israel.

2.	CPV Group – CPV Group LP (“CPV Group”) is a limited partnership owned by OPC, which generates and supply electricity and energy in the United States.
3.	ZIM – ZIM Integrated Shipping Services, Ltd., an associated company, is an Israeli global container shipping company.

In addition to the segments detailed above, the Group has other activities, such as investment holding categorized as Others.

Apart from ZIM, the CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, financing expenses, income taxes and other items. The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

The CODM evaluates the operating segment performance of ZIM based on share of results and dividends received.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statements, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

Note 3 – Significant Accounting Policies (Cont’d)

In determining the information to be presented on a geographical basis, revenue is based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

V.	Transactions with controlling shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

W.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2022 and have not been applied in preparing these consolidated financial statements. The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

-	Classification of Liabilities as Current or Non-current (Amendments to FRS 1),
-	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to FRS 12)
-	Disclosure of Accounting Policies (Amendments to FRS 1 and FRS Practice Statement 2)
-	Definition of Accounting Estimate (Amendments to FRS 8)

Note 4 – Determination of Fair Value

A.	Derivatives and Long-term investment (Qoros)

See Note 29 Financial Instruments.

B.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at their respective fair values, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as at the date of the report.

C.	Fair value of equity-accounted investments (ZIM)

   The fair value of equity-accounted investments may be accounted for based on:

1.	the investment as a whole; or
2.	each individual share making up the investment.

In determining the fair value of equity-accounted investments, the Group has elected to account for as an individual share making up the investment and that no premium is added to the fair value of equity-accounted investments.

Note 5 – Cash and Cash Equivalents

	As at December 31,
	2022	2021
	$ Thousands
Cash and cash equivalents in banks	361,580	425,017
Time deposits	173,591	49,527
	535,171	474,544

The Group held cash and cash equivalents which are of investment grade based on Standard and Poor’s Ratings.

Note 6 – Short-Term Deposits and Restricted Cash

	As at December 31,
	2022	2021
	$ Thousands
Short-term deposits with bank and others	35,662	50
Short-term restricted cash	10,328	179
	45,990	229

The Group held short-term deposits and restricted cash which are of investment grade based on Standard and Poor’s Ratings.

Note 7 – Other Investments

	As at December 31,
	2022	2021
	$ Thousands
Debt investments - at FVOCI	344,780	-

The Group held debt investments at FVOCI which are of investment grade based on Standard and Poor’s Ratings and have stated interest rates of 0.26% to 5.94% (2021: Nil) with an average maturity of 2 years. These debt investments are expected to be realized within the next 12 months.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 29 Financial Instruments.

Note 8 – Other Current Assets

	As at December 31,
	2022	2021
	$ Thousands
Advances to suppliers	1,219	459
Inventories	1,928	1,706
Prepaid expenses	10,004	6,639
Input tax receivable	4,660	5,029
Indemnification asset (1)	-	9,047
Deposits in connection with projects under construction (2)	35,475	16,398
Others	5,670	4,101
	58,956	43,379

(1)	Relates to compensation receivable from OPC Hadera contractor as a result of the delay in the construction of the Hadera Power Plant. Please refer to Note 18.A.2.a for further details.
(2)
Relates to collateral provided to secure a hedging agreement in CPV Valley amounting to $20 million (2021: Nil) and collaterals provided in connection with renewable energy projects under development in the United States amounting to $15 million.

Note 9 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

			CPV		CPV		CPV		CPV		CPV		CPV
	ZIM		Fairview		Maryland		Shore		Towantic		Valley		Three Rivers
	As at December 31,
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	$ Thousands
Principal place of business	International		US		US		US		US		US		US
Proportion of ownership interest	21%	26%	25%	25%	25%	25%	37.5%	37.5%	26%	26%	50%	50%	10%	10%

Current assets	4,271,600	5,084,865	98,942	107,380	73,985	26,649	92,808	45,538	86,698	38,558	59,191	35,783	32,626	2,997
Non-current assets	7,353,700	4,756,973	938,869	986,321	654,720	669,668	983,576	1,039,153	936,268	952,997	678,540	705,501	1,338,392	949,385
Current liabilities	(2,662,200)	(2,756,595)	(166,468)	(136,136)	(73,883)	(37,067)	(53,619)	(7,904)	(133,746)	(124,247)	(542,176)	(85,176)	(47,939)	(20,921)
Non-current liabilities	(3,067,200)	(2,485,714)	(400,309)	(591,169)	(320,518)	(356,838)	(649,860)	(727,037)	(490,610)	(538,750)	(6,450)	(537,310)	(820,943)	(708,402)
Total net assets	5,895,900	4,599,529	471,034	366,396	334,304	302,412	372,905	349,750	398,610	328,558	189,105	118,798	502,136	223,059

Group's share of net assets	1,217,797	1,182,810	117,759	91,599	83,576	75,603	139,951	131,261	103,639	85,425	94,553	59,399	60,609	56,021
Adjustments:
Excess cost	138,071	171,402	80,414	81,678	(14,396)	(14,854)	(52,777)	(56,330)	26,615	26,799	(806)	(1,223)	8,379	8,379
Total impairment loss	(928,809)	-	-	-	-	-	-	-	-	-	-	-	-	-

Book value of investment	427,059	1,354,212	198,173	173,277	69,180	60,749	87,174	74,931	130,254	112,224	93,747	58,176	68,988	64,400

Investments in associated companies	427,059	1,354,212	198,173	173,277	69,180	60,749	87,174	74,931	130,254	112,224	93,747	58,176	68,988	64,400

As at December 31, 2022, the Group also has interests in a number of individually immaterial associates.

Note 9 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

				CPV		CPV		CPV		CPV		CPV		CPV
	ZIM			Fairview		Maryland		Shore		Towantic		Valley		Three Rivers		Qoros**
	For the year ended December 31,
	2022	2021	2020	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2020***
	$ Thousands

Revenue	12,561,600	10,728,698	3,991,696	373,967	199,030	243,710	170,292	261,386	189,985	494,665	258,292	405,548	139,473	(2,722)	174	23,852

Income / loss*	4,619,400	4,640,305	517,961	98,907	9,666	33,249	5,420	6,853	16,247	47,436	18,520	69,138	(58,793)	(7,934)	(9,281)	(52,089)

Other comprehensive income *	(41,200)	(3,462)	5,854	15,730	11,192	6,419	10,983	16,301	7,779	22,616	11,140	1,178	3,710	53,814	19,361	(3)

Total comprehensive income	4,578,200	4,636,843	523,815	114,637	20,858	39,668	16,403	23,154	24,026	70,052	29,660	70,316	(55,083)	45,880	10,080	(52,092)

Kenon’s share of comprehensive income	1,023,567	1,258,913	167,621	28,659	5,214	9,917	4,101	8,690	9,017	18,214	7,711	35,158	(27,542)	4,588	1,008	(6,251)

Adjustments	558	1,116	1,394	(1,267)	(1,249)	458	2,354	3,554	3,644	(184)	50	413	681	-	-	3

Kenon’s share of comprehensive income presented in the books	1,024,125	1,260,029	169,015	27,392	3,965	10,375	6,455	12,244	12,661	18,030	7,761	35,571	(26,861)	4,588	1,008	(6,248)

*	Excludes portion attributable to non-controlling interest.
**
The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during 2020 were approximately $13 million, $1 million, $18 million and $nil thousand respectively.

***
The 2020 equity accounted results reflect Kenon’s share of losses in Qoros until the completion date of the sale, i.e. April 29, 2020. Subsequent to that, Qoros was reclassified as to Long-term investment (Qoros). Refer to Note 10 for further details.

Note 9 – Investment in Associated Companies (Cont’d)

B.	Additional information

a.	ZIM

1.	Financial position

As of December 31, 2022, ZIM’s total equity amounted to $5.9 billion (2021: $4.6 billion) and its working capital amounted to $1.6 billion (2021: $2.3 billion). During the year ended December 31, 2022, ZIM recorded operating profit of $6.1 billion (2021: $5.8 billion; 2020: $722 million) and net profit of $4.6 billion (2021: 4.6 billion; 2020: $524 million).

		For the year ended
		December 31
		2022	2021	2020
	Note	$ Thousands	$ Thousands	$ Thousands
Gain on dilution from ZIM IPO	9.B.a.2	-	9,724	-
Loss on dilution from ZIM options exercised	9.B.a.3	(3,475)	(39,438)	-
Gain on sale of ZIM shares	9.B.a.4	204,634	29,510	-
(Impairment)/write back of ZIM investment	9.B.a.5	(928,809)	-	43,505
		(727,650)	(204)	43,505

2.	Initial public offering

In February 2021, ZIM completed its initial public offering (“IPO”) of 15,000,000 ordinary shares (including shares issued upon the exercise of the underwriters’ option), for gross consideration of $225 million (before deducting underwriting discounts and commissions or other offering expenses). ZIM’s ordinary shares began trading on the NYSE on January 28, 2021.

Prior to the IPO, ZIM obtained waivers from its notes holders, subject to the completion of ZIM’s IPO, by which certain requirements and limitations in respect of repurchase of debt, incurrences of debt, vessel financing, reporting requirements and dividend distributions, were relieved or removed.

As a result of the IPO, Kenon’s interest in ZIM was diluted from 32% to 28%. Following the IPO, Kenon recognized a gain on dilution of $10 million in its consolidated financial statements in 2021.

3.	Exercise of ZIM options

In 2022, ZIM issued approximately 407 thousand (2021: 5.2 million) shares as a result of options being exercised. As a result of the issuance, Kenon recognized a loss on dilution of approximately $3 million (2021: $39 million) in its consolidated financial statements.

4.	Sales of ZIM shares

Between September and November 2021, Kenon sold approximately 1.2 million ZIM shares at an average price of $58 per share for a total consideration of approximately $67 million. As a result, Kenon recognized a gain on sale of approximately $30 million in its consolidated financial statements. As at December 31, 2021, as a result of the sales of ZIM shares and the issuance of new shares described in Note 9.B.a.3, Kenon’s interest in ZIM reduced from 28% to 26%.

In March 2022, Kenon sold approximately 6 million ZIM shares at an average price of $77 per share for total consideration of approximately $463 million. As a result of the sale, Kenon recognized a gain on sale of approximately $205 million in its consolidated financial statements. As at December 31, 2022, as a result of the sales of ZIM shares and the issuance of new shares described in Note 9.B.a.3, Kenon’s interest in ZIM reduced from 26% to 21%.

Note 9 – Investment in Associated Companies (Cont’d)

5.
Impairment assessment

For the purposes of Kenon’s impairment assessment of its investment, ZIM is considered one CGU, which consists of all of ZIM’s operating assets. The recoverable amount is based on the higher of the value-in-use and the fair value less cost of disposal (“FVLCOD”).

Year Ended December 31, 2022

Kenon identified indicators of impairment in accordance with IAS 28 as a result of a significant decrease in ZIM’s market capitalization towards the end of 2022. Therefore, the carrying value of Kenon’s investment in ZIM was tested for impairment in accordance with IAS 36.

Kenon assessed the fair value of ZIM to be its market value as at December 31, 2022 and also assessed that, based solely on publicly available information within the current volatile shipping industry, no reasonable VIU calculation could be performed. As a result, Kenon concluded that the recoverable amount of its investment in ZIM is the market value. ZIM is accounted for as an individual share making up the investment and therefore no premium is added to the fair value of ZIM. Kenon measures the recoverable amount based on FVLCOD, measured at Level 1 fair value measurement under IFRS 13.

Given that market value is below carrying value Kenon recognized an impairment of $929 million.

Year Ended December 31, 2021

Kenon did not identify any objective evidence that its net investment in ZIM was impaired as at 31 December 31, 2021 and therefore, in accordance with FRS 28, no assessment of the recoverable amount of ZIM was performed.

Year Ended December 31, 2020

Due to an improvement in ZIM’s financial performance in 2020, Kenon, independently from ZIM, appointed a third-party to perform a valuation of its 32% equity investment in ZIM in accordance with FRS 28 and FRS 36. For the year ended December 31, 2020, Kenon concluded that the carrying amount of the investment in ZIM is lower than the recoverable amount, and therefore, a $44 million reversal of previously recorded impairment was recognized.

The valuation was based on publicly available information and earnings of ZIM over the 12-month period to December 31, 2020.

The independent valuer arrived at a range of equity for ZIM between $430 million and $585 million after adjustments for net debt. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

C.	OPC’s associated companies

			Ownership interest as at December 31
	Note	Main location of company's activities	2022	2021
CPV, Three Rivers, LLC	9.C.1	Illinois	10%	10%
CPV Fairview, LLC	9.C.2	Pennsylvania	25%	25%
CPV Maryland, LLC	9.C.3	Maryland	25%	25%
CPV Shore Holdings, LLC	9.C.4	New Jersey	38%	38%
CPV Towantic, LLC	9.C.5	Connecticut	26%	26%
CPV Valley Holdings, LLC	9.C.6	New York	50%	50%

Note 9 – Investment in Associated Companies (Cont’d)

1.	CPV Three Rivers, LLC (“CPV Three Rivers”)

CPV Three Rivers is a project under construction in Illinois, United States. The commercial operation date is expected to be in Q2 2023.

In respect of an interest of 17.5% in the rights to the Three Rivers construction project (the “Construction Project”), a Sellers’ Loan in the amount of $95 million (the “Sellers’ Loan”) was provided to the CPV Group. The Seller’s Loan was granted for a period of up to two years from the Transaction Completion Date, bore interest at an annual rate of 4.5%, to be paid quarterly and was secured by a lien on shares of the holding company that owns the rights in the project under construction and rights pursuant to the management agreement of the project under construction.

On February 3, 2021, the transaction for sale of 7.5% of the rights in the Construction Project was completed for a consideration of approximately $41 million which was served for repayment as part of the Sellers’ Loan. No gain or loss was recognized on the sale. The remaining 10% equity interest continued to be subject to the Sellers’ Loan of approximately $55 million, which was repaid in October 2021.

2.	CPV Fairview, LLC (“CPV Fairview”)

CPV Fairview is a power plant in Pennsylvania, United States using natural gas and combined cycle technology whose commercial operations started in 2019.

3.	CPV Maryland, LLC (“CPV Maryland”)

CPV Maryland is a power plant in Maryland, United States using natural gas and combined cycle technology whose commercial operations started in 2017.

4.	CPV Shore Holdings, LLC (“CPV Shore”)

CPV Shore is a power plant in New Jersey, United States using natural gas and combined cycle technology whose commercial operations started in 2016.

5.	CPV Towantic, LLC (“CPV Towantic”)

CPV Towantic is a power plant in Connecticut, United States using natural gas/dual-fuel and combined cycle technology whose commercial operations started in 2018.

6.	CPV Valley Holdings, LLC (“CPV Valley”)

CPV Valley is a power plant in New York, United States using natural gas/dual-fuel and combined cycle technology whose commercial operations started in 2018.

CPV Valley’s financial statements as at December 31, 2022 included a disclosure of circumstances related to CPV Valley's ability to repay its liabilities under its credit agreement of over $400 million at the repayment date of the liabilities, i.e. June 30, 2023. CPV Valley's management is negotiating with its financing entities in an effort to defer or refinance its liabilities under the credit agreement. As of the approval date of the consolidated financial statements, CPV Valley is not expected to be able to repay its liabilities under the credit agreement using its cash flows from operating activities. However, CPV Valley management believes that it will be able to defer or refinance its credit agreement by June 30, 2023. As at December 31, 2022, there is no impact to the consolidated financial statements.

Note 10 – Long-term investment (Qoros)

		For the year ended December 31,
		2022	2021	2020
	Note	$ Thousands
Fair value (loss)/gain on remaining 12% interest in Qoros	10.3, 10.5	-	(235,218)	154,475
(Payment)/recovery of financial guarantee	10.6	-	(16,265)	6,195
Gain on sale of 12% interest in Qoros	10.3	-	-	152,610
Fair value loss on put option	10.3	-	-	(3,362)
		-	(251,483)	309,918

1.
As at December 31, 2022, the Group holds a 12% (2021: 12%) equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”). Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% (2021: 25%) equity interest and the remaining 63% (2021: 63%) interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”).

2.	Qoros introduced a New Strategic Partner

In January 2018, the New Qoros Investor purchased 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $504 million), resulting in Kenon’s and Chery’s interest in Qoros dropping from 50% each to 24% and 25%, respectively. This was part of an investment structure (“Investment Agreement”) to invest a total of approximately RMB 6.63 billion (approximately $1,002 million) by the New Qoros Investor. The Investment Agreement provided Kenon with a put option over its remaining equity interest in Qoros.

3.	Kenon sells down from 24% to 12%

In January 2019, Kenon, on behalf of its wholly owned subsidiary Quantum (2007) LLC, announced that it had entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the New Qoros Investor for RMB1,560 million (approximately $220 million), which was based on the same post-investment valuation as the initial investment by the New Qoros Investor. In April 2020, Kenon completed the sale of this half of its remaining interest in Qoros and received payment of RMB1,560 million (approximately $220 million). Kenon recognized a gain of approximately $153 million from the sale of its 12% interest in Qoros and the derecognition of the current portion of the put option pertaining to the 12% interest sold.

Subsequent to the sale, the remaining 12% interest in Qoros was accounted for on a fair value basis through profit and loss and, together with the non-current portion of the put option pertaining to the remaining 12% interest (see Note 10.2), was reclassified in the statement of financial position as a long-term investment (Qoros). Upon reclassification, Kenon immediately recognized a fair value gain of approximately $139 million and the long-term investment (Qoros) was initially measured at a combined fair value of approximately $220 million. By the end of 2020, primarily due to the appreciation of RMB against the USD, the fair value of the long-term investment (Qoros) increased by approximately $15 million to $235 million.

In 2020 up until the completion date of the sale and prior to the reclass detailed above, the aggregate current and non-current put option fair value was reduced by approximately $3 million to $68 million. The sale was not made pursuant to the put option described above in Note 10.2.

4.	Agreement to sell remaining 12% interest

In April 2021, Quantum entered into an agreement with the New Qoros Investor to sell all of its remaining 12% interest in Qoros. The total purchase price is RMB1.56 billion (approximately $245 million).

To date, the New Qoros Investor has failed to make any of the required payments under this agreement.

In the fourth quarter of 2021, Kenon started arbitration proceedings against the New Qoros Investor for breach of the agreement and Kenon also started litigation proceedings against the New Qoros Investor with regards to the New Qoros Investor’s obligations to Kenon’s pledged shares in relation to Qoros’ RMB 1.2 billion loan (as described below). The outcomes of these legal proceedings and any related awards are uncertain.

As a result of the payment delay, Quantum had exercised the Put Option it has to sell its remaining shares to the New Qoros Investor.

Note 10 – Long-term investment (Qoros) (Cont’d)

5.
Fair value assessment

In September 2021, in light of the events described above, Kenon performed an assessment of the fair value of the long-term investment (Qoros) under FRS 113 Fair value measurement. Kenon concluded that the fair value of the long-term investment (Qoros) is zero. Therefore, in 2021 Kenon recognized a fair value loss of $235 million in its consolidated financial statements for the year ended 2021. There were no significant changes in circumstances in 2022 as compared to 2021, therefore, management has assessed that there is no change in fair value of Qoros.

6.	Financial Guarantees Provision and Releases

Following completion of the transaction in 2019 as described in Note 10.3, the New Qoros Investor assumed its proportionate obligations with respect to the Qoros loans. As a result of this and repayments by Qoros in relation to its loans, Chery’s obligations under the loan guarantees were reduced. As at December 31, 2019, Kenon’s back-to-back guarantee obligations to Chery were reduced to approximately $23 million.

In April 2020, Kenon received $6 million from Chery following repayments by Qoros in relation to its loans. As at December 31, 2020, Kenon’s back-to-back guarantee obligations to Chery were reduced to approximately $16 million.

In the fourth quarter of 2021, Chery paid the full amount of its guarantee obligations. As discussed above, Kenon had back-to-back guarantee obligations of approximately $16 million to Chery in respect of guarantees Chery had given for these two loans. Kenon paid the $16 million to Chery and recognized a corresponding $16 million expense in its consolidated statements of profit and loss. Following this payment, Kenon does not have any remaining guarantee obligations with respect to Qoros debt.

As at December 31, 2022, Kenon has pledged substantially all of its interests in Qoros to secure Qoros’ RMB 1.2 billion loan facility. The New Qoros Investor was required to assume its pro rata share of pledge obligations. It has not yet provided all such pledges but has provided Kenon with a guarantee in respect of its pro rata share, and up to all, of Quantum's pledge obligations.

Qoros continues to engage in discussions with the lenders and other relevant stakeholders relating to its other outstanding bank loans and resumption of manufacturing production which was shut down in 2021.

7.	Restrictions

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

Note 11 – Subsidiaries

A.	Investments

OPC Energy Ltd.

OPC is a publicly-traded company whose securities are listed on the TASE. OPC is engaged in three reportable segments:

i.
generation and supply of electricity and energy (electricity, steam and charging services for electric vehicles) in Israel to private customers, Israel Electric Company (“IEC”) and Noga – The Israel Independent System Operator Ltd. (“System Operator” or “Noga’), including initiation, development, construction and operation of power plants and facilities for energy generation;

ii.	generation and supply of electricity and energy in the United States using renewable energy, including development, construction and management of renewable energy power plants; and
iii.
generation and supply of electricity and energy in the United States using conventional (natural gas) power plants, including development, construction and management of conventional energy power plants in the United States.

Note 11 – Subsidiaries (Cont’d)

In 2022, CPV Group supplied retail electricity sale activities that complement its electricity generation activity through CPV Group.

OPC manages most of its operations in Israel through OPC Power Plants, and its operations in the United States through CPV Group, of which 70% is indirectly held by OPC.

Material subsidiaries

Set forth below are details regarding OPC’s material subsidiaries:

		Main location of company's activities	Ownership interest as at December 31
	Note		2022	2021
OPC Power Plants Ltd. (formerly OPC Israel Energy Ltd.)	11.A.1	Israel	100%	100%
CPV Group LP	11.A.2	USA	70%	70%

1.	OPC Power Plants Ltd. (“OPC Power Plants”)

OPC Power Plants (formerly OPC Israel Energy Ltd.), holds most of OPC’s businesses in Israel, such as OPC’s interests in OPC Rotem, OPC Hadera, OPC Tzomet and OPC Sorek 2.

a.	OPC Rotem Ltd. (“OPC Rotem”)

OPC Rotem operates the Rotem Power Plant located in the Rotem Plain. Its operations commenced on July 6, 2013, and OPC Rotem has a license which allows it to produce and sell electricity for a period of 30 years from that date. As at December 31, 2022, OPC Power Plants held 80% interest in OPC Rotem with the remaining 20% is held by Veridis Power Plants Ltd. (“Veridis”). Subsequent to the year-end, OPC Rotem became a wholly-owned subsidiary of OPC Power Plants. Refer to Note 30 for further details.

b.	OPC Hadera Ltd. (“OPC Hadera”)

OPC Hadera holds a permanent power generation license using cogeneration technology for the Hadera Power Plant (i.e. generating both electricity and steam), with 144 MW installed capacity, and a supply license. The generation license has a validity of 20 years, and may be extended for an additional 10 years subject to regulatory approval. OPC Hadera owns the Energy Center (boilers and turbines on the premises of Infinya Ltd. (“Infinya”)). The Energy Center operates as a back-up for the supply of steam.

OPC Hadera supplies all the electricity and steam needs of Infinya, which is located adjacent to the Hadera Power Plant, for a contracted period of 25 years, through the Hadera Power Plant and the Energy Center, which serves as a back-up for the supply of steam. In October 2021 the Hadera Power Plant was connected to Infinya by way of a direct electricity line.

c.	Tzomet Energy Ltd. (“OPC Tzomet”)

In April 2019, OPC Tzomet received a conditional license for construction of the Tzomet power plant. In December 2019, OPC Tzomet received tariff approval from the IEA for the power plant. Under the tariff approval, the commercial operation date is expected to be 36 months from the completion of financial closing as described above. Subject to completion of the power plant and receipt of a permanent generation license, OPC Tzomet will be entitled to tariffs in respect of sale of availability and energy to the System Operator for a period of twelve months commencing from the date of receipt of the permanent generation license. It is noted that the connection study OPC Tzomet received included approval of a reduced availability tariff in 2023, pursuant to the decision of the IEA.

Note 11 – Subsidiaries (Cont’d)

Lease of OPC Tzomet land

In January 2020, Israel Lands Authority (“ILA”) approved allotment of an area measuring about 8.5 hectares for the construction of the Tzomet Power Plant (hereinafter in this Section – the “Land”). ILA signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – the “Kibbutz”) in connection with the Land, which is valid up to November 5, 2024 (hereinafter – the “Development Agreement”), which after fulfilment of its conditions a lease agreement will be signed for a period of 24 years and 11 months from approval of the transaction, i.e. up to November 4, 2044. Tzomet Netiv Limited Partnership (“Joint Company’) own the rights in the Land, and the composition is as follows i) General Partner of the Tzomet Netiv Limited Partnership holds 1%, in which the Kibbutz and OPC Tzomet hold 26% and 74% respectively, ii) Limited partners hold 99%, where the Kibbutz (26%) and OPC Tzomet (73%) hold rights as limited partners.

In February 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to OPC Tzomet, for the benefit of the project.

In January 2020, a financial specification was received from ILA in respect of the capitalization fees, whereby value of the Land (not including development expenses) of about NIS 207 million (approximately $60 million) (not including VAT) was set (hereinafter – “the Initial Assessment”). OPC Tzomet, on behalf of the Joint Company, arranged payment of the Initial Assessment in January 2020 at the rate of 75% of amount of the Initial Assessment and provided through OPC, the balance, at the rate of 25% as a bank guarantee in favor of ILA. In January 2021, a final assessment was received from ILA where the value of the usage fees in the land for a period of 25 years, to construct a power plant with a capacity of 396 MW was NIS 200 million (approximately $62 million) (the “Final Assessment”). In March 2021, a reimbursement of NIS 7 million (approximately $2 million), which included linkage differences and interest in respect of the difference between capitalized fees paid and the Final Assessment amount, was received. In addition, the bank guarantee was also reduced by the amount of 25% of said difference.

In February 2021, the Joint Company submitted a legal appeal regarding the Final Assessment amount, which the ILA dismissed in August 2021. In November 2021, the Joint Company filed an assessor objection.

As at December 31, 2022, the amounts paid in respect of the land was classified in the consolidated statement of financial position under “Right‑of‑use assets, net”. The unpaid balance of the Initial Assessment of approximately NIS 4 million (approximately $2 million) [2021: NIS 52 million (approximately $17 million)] was classified in the consolidated statement of financial position as at December 31, 2022 as current maturities of lease liabilities.

d.	OPC Sorek 2 Ltd. (“OPC Sorek 2”)

In May 2020, OPC Sorek 2 signed an agreement with SMS IDE Ltd., which won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalination facility on the “Sorek B” site (the “Sorek B Desalination Facility”), where OPC Sorek 2 will construct, operate and maintain an energy generation facility (“Sorek B Generation Facility) with a generation capacity of about 87 MW on the premises of the Sorek 2 Desalination Facility, and will supply the energy required for the Sorek B Desalination Facility for a period of 25 years after the operation date of the Sorek B Desalination Facility. At the end of the aforesaid period, ownership of the Sorek B Generation Facility will be transferred to the State of Israel. OPC undertook to construct the Sorek B Generation Facility within 24 months from the date of approval of the National Infrastructure Plan (approved in November 2021), and to supply energy at a specific scope of capacity to the Sorek B Desalination Facility.

Establishment of the Sorek B Generation Facility is contingent on, among other things, completion of the planning and/or licensing processes and receipt of approval with respect to the ability to output electricity from the site, which as at the submission date of the report had not yet been received.

e.	Additional subsidiaries in Israel

OPC Holdings Israel Ltd. (“OPC Holdings Israel”)

In May 2022, OPC formed a new subsidiary, OPC Holdings Israel and entered into an investment and share exchange transaction with Veridis to hold and operate all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel (“Veridis Transaction”). Refer to Note 30 for further details.

Note 11 – Subsidiaries (Cont’d)

OPC Operations Ltd. (“Hadera Operations Company”)

In July 2016, OPC Hadera engaged in an agreement for the ongoing operation and maintenance of the Hadera Power Plant with Hadera Operations Company, for a period of 20 years from the date of commencement of commercial operation. Under the engagement, Hadera Operations Company undertook to provide services to the Hadera Power Plant in the construction, maintenance and operation of Hadera Power Plant after its commercial operation. In October 2019, OPC provided a corporate execution guarantee of NIS 21 million (approximately $6 million) to secure the commitments of Hadera Operations Company towards OPC Hadera.

AGS Rotem Ltd. (“Rotem 2”)

Rotem 2 is a privately-held company that is advancing the construction of a power plant on land adjacent to the Rotem Power Plant. As at December 31, 2022, OPC held 80% of the issued and paid up share capital of Rotem 2 and the remaining shares of Rotem 2 are held by Veridis. Subsequent to the year-end, Rotem 2 is a wholly-owned subsidiary of OPC Holdings Israel. Refer to Note 30 for further details.

OPC Gas Limited Partnership (“OPC Gas”)

OPC Gas is a limited partnership that, as part of the Group's energy production and supply activity, supplies natural gas for OPC’s needs, including for OPC’s projects to establish energy generation facilities at the consumer's premises, as well as selling natural gas to third parties.

OPC Hadera Expansion Ltd. (“OPC Hadera 2”)

OPC Hadera 2 is involved in the construction of a power plant for the generation of electricity using natural gas on land owned by Infinya located adjacent to the Hadera Power Plant. OPC Hadera 2 entered into an agreement with Infinya to lease a 6.8 hectares plot near the Hadera Power Plant, which had its lease option extended in December 2022 by 5 years. In December 2022, NIS 8 million (approximately $2 million) was paid to Infinya for the exercise of the option.

Gnrgy Ltd. (“Gnrgy”)

Gnrgy is a private company offering electric vehicles charging services. In April 2021, OPC entered into an agreement to purchase an interest in Gnrgy, whose business focuses on e-mobility charging stations. Pursuant to the purchase agreement, in May 2021 OPC acquired a 27% interest for a consideration of NIS 25 million (approximately $8 million), and in December 2021 acquired a further 24% interest for a consideration of NIS 42 million (approximately $14 million), of which NIS 13 million (approximately $4 million) was paid in installments bearing 5% additional interest. As at December 31, 2022, OPC held a 51% (2021: 51%) interest in Gnrgy.

Gnrgy's founder retained the remaining interests in Gnrgy and entered into a shareholders’ agreement with OPC, which among other things gave OPC an option to acquire a 100% interest in Gnrgy (the “Purchase Option”). The exercise price of the Purchase Option will be derived from the fair value of Gnrgy on the exercise date, assuming an agreed‑to rate, but no less than a price based on the value of the original transaction. The exercise period of the Purchase Option will be the period of time determined after approval of Gnrgy’s financial statements for each of the years 2024 through 2026.

To the extent the entire exercise period of the Purchase Option passes without OPC exercising the Purchase Option, and on the assumption that no capital investments have been made in Gnrgy so as to dilute the founder’s share and subject to additional conditions stipulated in the shareholders’ agreement, the founder has an option to acquire shares of Gnrgy from OPC such that after the acquisition, he will hold 2% more than OPC in Gnrgy’s share capital, and will once again become the controlling shareholder of Gnrgy. In addition, to the extent OPC does not exercise the Purchase Option within the first period for exercise of the Purchase Option, and the founder will hold less than 15% of Gnrgy’s share capital, the founder will have an option to require OPC purchase his shares based on the fair value that will be determined in accordance with that stated in the shareholders’ agreement at a discount rate as provided in the agreement.

In July 2021, Gnrgy received a virtual supply license.

Note 11 – Subsidiaries (Cont’d)

2.	CPV Group LP (“CPV Group”)

CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States. The CPV Group holds rights in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short to medium periods. Refer to Note 9.C for further details on associates of CPV Group.

3.	OPC Power Ventures LP (“OPC Power”)

In October 2020, OPC signed a partnership agreement (the “Partnership Agreement” and the “Partnership”, where applicable) with three financial entities to form OPC Power, whereby the limited partners in the Partnership are OPC which holds a 70% interest, Clal Insurance Group which holds a 12.75% interest, Migdal Insurance Group which holds a 12.75% interest, and a corporation from Poalim Capital Markets which holds a 4.5% interest.

The General Partner of the Partnership, a wholly-owned company of OPC, will manage the Partnership’s business as its General Partner, with certain material actions (or which may involve a conflict of interest between the General Partner and the limited partners), requiring approval of a majority of a special majority (according to the specific action) of the institutional investors which are limited partners. The General Partner is entitled to management fees and success fees subject to meeting certain achievements.

OPC also entered into an agreement with entities from the Migdal Insurance Group with respect to their holdings in the Partnership, whereby OPC granted said entities a put option, and they granted OPC a call option (to the extent that the put option is not exercised), which is exercisable after 10 years in certain circumstances.

The total investment undertakings and provision of shareholders’ loans provided by all partners under the Partnership Agreement pro rata to the holdings discussed above is $1,215 million. The amount is designated for acquisition of all the rights in the CPV Group and for financing additional investments.

In 2021, OPC and the holders of the non-controlling interests provided OPC Power in partnership capital and loans of approximately $657 million and $204 million respectively. The loans are denominated in dollars and bear interest at an annual rate of 7%. The loan principal is repayable at any time, but not later than January 2028. The accrued interest is to be paid on a quarterly basis. To the extent the payment made by OPC Power is lower than the amount of the accrued interest, the payment in respect of the balance will be postponed to the next quarter, but not later than January 2028. In January 2021, the loans and rights of OPC Power were subsequently transferred to ICG Energy, Inc. OPC Power holds 99.99% of the CPV Group, and the remaining interest is held by the General Partner of the Partnership.

In 2022, the Limited Partners in the Partnership provided OPC Power with equity investments totaling $122 million (NIS 409 million) and provided it with loans for a total amount of $38 million (NIS 127 million), respectively, each in accordance with its proportionate share. As December 31, 2022, total investments in the Partnership’s equity and the outstanding balance of the loans (including accrued interest) amount to $779 million (approximately NIS 2,741 million), and $271 million (approximately NIS 953 million), respectively. Subsequent to the reporting date, further investments in equity and shareholders’ loans totaling NIS 370 million ($103 million) and NIS 115 million ($32 million), respectively, were advanced. As at the date of the approval of the financial statements, the total balance of investment undertakings and shareholders’ loans of all partners is estimated at $135 million (NIS 475 million).

4.	Acquisition of CPV Group

On January 25, 2021 (“Transaction Completion Date”), the Group acquired 70% of the rights and holdings in CPV Power Holdings LP; Competitive Power Ventures Inc.; and CPV Renewable Energy Company Inc through the limited partnership, CPV Group LP (the “Buyer”). For the year ended December 31, 2021, the Group’s consolidated results comprised results of the CPV Group from Transaction Completion Date through to year end.

Note 11 – Subsidiaries (Cont’d)

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the acquisition agreement, the Buyer paid the sellers approximately $648 million, and about $5 million for a deposit which remains in the CPV Group.

OPC partially hedged its exposure to changes in the cash flows from payments in US dollars in connection with the agreement for acquisition of the CPV Group by means of forward transactions and dollar deposits. OPC chose to designate the forward transactions as an accounting hedge. On the Transaction Completion Date, OPC recorded an amount of approximately NIS 103 million (approximately $32 million) that was accrued in a hedge capital reserve to the investment cost in the CPV Group.

The contribution of the CPV Group to the Group’s revenue and consolidated loss from the acquisition date until December 31, 2021 amounted to $51 million and $47 million, respectively.

Following the acquisition of CPV Group, the fair value of identifiable assets and liabilities as of the acquisition date had been determined to be $580 million. Accordingly, goodwill of $105 million (including goodwill arising from hedging) was recognized, which reflects the potential of future activities of CPV Group in the market in which it operates.

5.	Issuances of new shares by OPC

In October 2020, OPC published a shelf offer report for issuance of ordinary shares of NIS 0.01 par value each to the public through a uniform offer with a range of quantities by means of a tender on the price per unit and the quantity. Kenon submitted bids for participation in the tender at prices not less than the uniform price determined in the tender, and as part of the issuance it was issued 10,700,200 shares for a consideration of approximately $101 million. A total of 23,022,100 shares were issued to the public. The gross proceeds from the issuance amount to approximately NIS 737 million (approximately $217 million) and the issuance expenses amounted to approximately NIS 5 million (approximately $1 million).

In addition, in October 2020, OPC completed a private offer of 11,713,521 ordinary shares to institutional entities from the Clal group and Phoenix group. The price per ordinary share with respect to each of the offerees was NIS 29.88, which was determined through negotiations between the offerees. The gross proceeds from the issuance amount to approximately NIS 350 million (approximately $103 million) and the issuance expenses amount to approximately NIS  5 million (approximately $1 million). Following completion of the share issuances in 2020, as at December 31, 2020 Kenon registered a decrease of 8% in equity interest in OPC from 70% to 62%. Accordingly, in 2020 the Group recognized $136 million in non-controlling interests and $182 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

In February 2021, OPC issued to Altshuler Shaham Ltd. and entities managed by Altschuler Shalam (collectively, the “Offerees”), 10,300,000 ordinary shares of NIS 0.01 par value each. The price of the shares issued to the Offerees was NIS 34 per ordinary share, and the gross proceeds from the issuance was about NIS 350 million (approximately $106 million). The issuance expenses were about NIS 4 million (approximately $1 million). Accordingly, the Group recognized $63 million in non-controlling interests and $42 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

In July 2022, OPC issued to the public 9,443,800 ordinary shares of NIS0.01 par value each. The issuance was carried out by way of uniform offering with a quantity range, and a tender for the unit price and quantity. Gross issuance proceeds amounted to NIS 331 million (approximately $94 million), and issuance expenses were approximately NIS 9 million (approximately $2 million). Kenon took part in the issuance, and was issued 3,898,000 ordinary shares for a gross amount of $39 million.

In September 2022, OPC issued to qualified investors 12,500,000 ordinary shares of NIS 0.01 par value each. Gross issuance proceeds amounted to NIS 500 million (approximately $141 million), and issuance expenses were approximately NIS 6 million (approximately $1 million). Kenon did not take part in the issuance.

Following completion of the share issuances in 2022, Kenon registered a decrease of 4% in equity interest in OPC from 59% to 55%. Accordingly, the Group recognized $136 million in non-controlling interests and $58 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

Note 11 – Subsidiaries (Cont’d)

6.	Rights issuance

In September 2021, OPC issued rights to purchase 13,174,419 ordinary OPC shares of NIS 0.01 per value each (hereinafter - the “Rights”), in connection with the development and expansion of OPC’s activity in the USA. The Rights were offered such that each holder of ordinary shares of OPC who held 43 ordinary shares was entitled to purchase one right unit comprising of three shares at a price of NIS 75 (NIS 25 per share). Through the deadline for exercising the rights, notices of exercise were received for the purchase of 13,141,040 ordinary shares (constituting approximately 99.7% of the total shares offered in the rights offering). The gross proceeds from the exercised rights amounted to approximately NIS 329 million (approximately $102 million).

In October 2021, Kenon exercised rights for the purchase of approximately 8 million shares for total consideration of approximately NIS 206 million (approximately $64 million), which included its pro rata share and additional rights it purchased during the rights trading period plus the cost to purchase these additional rights. As a result, Kenon now holds approximately 58.8% of the outstanding shares of OPC. Accordingly, the Group recognized $41 million in non-controlling interests and $60 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

Following completion of the share issuance as described in Note 11.5 and the above rights issuances in 2021, Kenon registered a decrease in equity interest in OPC from 59% to 55%. Accordingly, the Group recognized $104 million in non-controlling interests and $38 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

Note 11 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to the Group’s subsidiary in 2022, 2021 and 2020 that has material NCI:

	As at and for the year ended December 31,
	2022	2021	2020
	OPC Energy Ltd.	OPC Energy Ltd.	OPC Energy Ltd.
	$ Thousands
NCI percentage *	56.20%	53.14%	39.09%
Current assets	419,636	346,380	693,913
Non-current assets	2,289,101	2,141,744	1,040,400
Current liabilities	(184,418)	(230,518)	(221,975)
Non-current liabilities	(1,283,445)	(1,341,962)	(980,028)
Net assets	1,240,874	915,644	532,310
Carrying amount of NCI	697,433	486,598	208,080

Revenue	573,957	487,763	385,625
Profit/(loss) after tax	65,352	(93,898)	(12,583)
Other comprehensive income	(11,249)	74,219	(2,979)
Profit/(loss) attributable to NCI	37,007	(54,022)	(2,567)
OCI attributable to NCI	(568)	33,661	(616)
Cash flows from operating activities	62,538	119,264	104,898
Cash flows from investing activities	(328,610)	(256,200)	(643,942)
Cash flows from financing activites excluding dividends paid to NCI	285,898	311,160	489,919
Dividends paid to NCI	-	(10,214)	(12,412)
Effect of changes in the exchange rate on cash and cash equivalents	(13,545)	6,717	12,566
Net increase/(decrease) in cash and cash equivalents	6,281	170,727	(48,971)

* The NCI percentage represents the effective NCI of the Group

Note 12 – Property, Plant and Equipment, Net

A.	Composition

	Roads, buildings and leasehold improvements	Facilities, machinery and equipment	Wind turbines	Computers	Office furniture and equipment	Assets under construction	Other	Total
	$ Thousands
Cost
Balance at January 1, 2021	72,222	763,828	-	763	1,132	127,116	43,840	1,008,901
Additions	5,709	2,527	894	-	240	252,096	5,761	267,227
Disposals	(453)	-	(972)	-	(150)	-	(1,885)	(3,460)
Reclassification	2,242	-	-	(763)	(808)	-	(671)	-
Acquisitions as part of a business	1,682	-	29,922	-	-	18,990	-	50,594
Differences in translation reserves	2,554	25,920	-	-	-	11,578	1,097	41,149

Balance at December 31, 2021	83,956	792,275	29,844	-	414	409,780	48,142	1,364,411
Additions	3,442	18,657	191	-	(8)	185,938	46,025	254,245
Disposals	(160)	(13,007)	(43)	-	-	(1,969)	(12,769)	(27,948)
Reclassification	-	-	-	-	-	3	(3)	-
Differences in translation reserves	(9,633)	(75,558)	-	-	-	(41,164)	(6,016)	(132,371)

Balance at December 31, 2022	77,605	722,367	29,992	-	406	552,588	75,379	1,458,337

Accumulated depreciation
Balance at January 1, 2021	12,799	175,633	-	511	757	-	640	190,340
Additions	3,453	36,620	634	-	71	-	-	40,778
Disposals	(240)	-	(71)	-	(151)	-	-	(462)
Reclassification	1,585	-	-	(511)	(434)	-	(640)	-
Differences in translation reserves	551	7,384	-	-	-	-	-	7,935

Balance at December 31, 2021	18,148	219,637	563	-	243	-	-	238,591
Additions	3,864	37,057	1,109	-	80	-	-	42,110
Disposals	(10)	(13,007)	(21)	-	(8)	-	-	(13,046)
Differences in translation reserves	(3,557)	(28,182)	-	-	-	-	-	(31,739)

Balance at December 31, 2022	18,445	215,505	1,651	-	315	-	-	235,916

Carrying amounts
At January 1, 2021	59,423	588,195	-	252	375	127,116	43,200	818,561
At December 31, 2021	65,808	572,638	29,281	-	171	409,780	48,142	1,125,820
At December 31, 2022	59,160	506,862	28,341	-	91	552,588	75,379	1,222,421

Note 12 – Property, Plant and Equipment, Net (Cont’d)

B.	The amount of borrowing costs capitalized in 2022 was approximately $16 million (2021: $7 million).

C.	Fixed assets purchased on credit in 2022 was approximately $47 million (2021: $39 million).

D.	The composition of depreciation expenses from continuing operations is as follows:

	As at December 31,
	2022	2021
	$ Thousands
Depreciation and amortization included in gross profit	56,853	53,116
Depreciation and amortization charged to selling, general and administrative expenses	6,023	4,524
Depreciation and amortization from continuing operations	62,876	57,640

Note 13 – Intangible Assets, Net

A.	Composition:

	Goodwill*	PPA**	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2021	21,596	-	2,372	23,968
Acquisitions as part of business combinations	118,458	110,446	3,410	232,314
Additions	-	-	1,451	1,451
Translation differences	158	-	237	395
Balance as at December 31, 2021	140,212	110,446	7,470	258,128
Additions	-	-	10,799	10,799
Translation differences	(1,599)	-	(1,316)	(2,915)
Balance as at December 31, 2022	138,613	110,446	16,953	266,012

Amortization
Balance as at January 1, 2021	21,455	-	1,061	22,516
Amortization for the year	-	10,947	339	11,286
Translation differences	-	-	44	44
Balance as at December 31, 2021	21,455	10,947	1,444	33,846
Amortization for the year	-	10,569	991	11,560
Translation differences	-	-	(189)	(189)
Balance as at December 31, 2022	21,455	21,516	2,246	45,217

Carrying value
As at January 1, 2021	141	-	1,311	1,452
As at December 31, 2021	118,757	99,499	6,026	224,282
As at December 31, 2022	117,158	88,930	14,707	220,795

*	Relates mainly to goodwill arising from acquisition of CPV Group and Gnrgy of $105 million and $14 million respectively. Refer to Note 11.A.4 for further information.
**	Relates to the power purchase agreement from the acquisition of CPV Keenan, which is part of the CPV Group.

Note 13 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31,
	2022	2021
	$ Thousands
Intangible assets with a finite useful life	103,637	105,525
Intangible assets with an indefinite useful life or not yet available for use	117,158	118,757
	220,795	224,282

C.	Impairment testing of goodwill arising from acquisition of CPV Group

As part of the acquisition of the CPV Group as described in Note 11.A.4, on the acquisition date, OPC recognized goodwill of $105 million, which reflects the future growth potential of the CPV Group’s operations. In 2022, OPC reallocated the goodwill to the renewable energies segment in the United States, since it believes that this allocation reflects fairly the nature of the goodwill that had arisen from the acquisition., especially through renewable energy, which OPC recognizes as a cash-generating unit.

OPC conducted an impairment test as of December 31, 2022. OPC has considered the report from a qualified external valuer regarding the recoverable amount of the cash-generating unit based on discounted expected future cash flows provided by OPC. Projects under commercial operation and projects under construction were estimated by discounting expected future cash flows before tax by applying the discount rate, which is represented by the weighted average cost of capital (“WACC”) after tax. Projects under development were estimated at cost.

Below are the main assumptions used in the valuation:

1.
Forecast years - represents the period spanning from January 1, 2023 to December 31, 2054, based on the estimate of the economic life of the power plants and their value as at the end of the forecast period.

2.
Market prices and capacity - market prices (electricity, gas, capacity, etc.) were provided by an external independent appraiser, the cash flow forecasts were made for each power plant separately, taking into account the relevant electricity market (NYISO, ISO-NE, PJM and SPP) and the relevant regulation.

3.	The annual inflation rate of 2.3% equals the derived 10-year inflation rate as of the estimate date.

4.	The WACC - calculated for each material project separately, and ranges between 6.75% (project with agreements for sale of the entire capacity) and 8%.

OPC used a relevant discount rate reflecting the specific risks associated with the future cash flow of a cash-generating unit.

As of December 31, 2022, the recoverable amount of the cash-generating unit of CPV Group, which is relating to the renewable energies segment in the United States exceeds its book value and therefore, no impairment has been recognized for them. The fair value measurement was classified at Level 3 due to the use of input that is not based on observable market inputs in the assessment model.

As of the report date, in accordance with management's assessments regarding future industry trends, which are based on external and internal sources, OPC has not identified any key assumptions in which possible likely changes may occur, which would cause the CPV Group's recoverable amount to decrease below its carrying amount.

D.	Impairment testing of goodwill arising from acquisition of Gnrgy

As part of the acquisition of Gnrgy in December 2021, as set out in Note 11.A.1.e, OPC recognized goodwill totaling $14 million, which reflects the potential of future activities of Gnrgy in the market in which it operates.

As of December 31, 2022, the Company conducted annual impairment testing in accordance with the provisions of FRS 36. The recoverable amount of Gnrgy’s activity, which represents the lowest level in which goodwill is monitored, was set using the fair value method, net of costs to sell, based on discounting expected future cash flows.

As of December 31, 2022, Gnrgy’s recoverable amount exceeds its carrying amount, and therefore, no impairment loss was recognized in respect of goodwill. As of the report date, in accordance with management’s assessments, a reasonable change in the key assumptions used to determine the recoverable amount will not cause a recognition of an impairment loss in respect of goodwill.

Note 14 – Long-Term Prepaid Expenses and Other Non-Current Assets

	As at December 31,
	2022	2021
	$ Thousands
Deferred expenses, net (1)	32,840	42,840
Contract costs	4,337	5,119
Other non-current assets	13,637	9,307
	50,814	57,266

(1)	Relates to deferred expenses, net for OPC’s connection fees to the gas transmission network and the electricity grid.

Note 15 – Loans and Debentures

Following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 29, in connection with financial instruments.

	As at December 31
	2022	2021
	$ Thousands
Current liabilities
Current maturities of long-term liabilities:
Loans from banks and others	26,113	21,861
Non-convertible debentures	9,497	7,125
Others	3,652	9,325
	39,262	38,311

Non-current liabilities
Loans from banks and others	610,434	596,489
Non-convertible debentures	513,375	575,314
	1,123,809	1,171,803

Total	1,163,071	1,210,114

Note 15 – Loans and Debentures (Cont’d)

A.1	Classification based on currencies and interest rates

	Weighted-average interest rate December 31	As at December 31,
	2022	2022	2021
	%	$ Thousands

Debentures
In shekels	2.50% - 2.75%	522,872	582,439

Loans from banks and others
In shekels	2.40% - 5.40%	640,199	627,675

		1,163,071	1,210,114

As at December 31, 2022 and December 31, 2021, all loans and debentures relate to liabilities incurred by OPC and its subsidiaries.

A.2	Reconciliation of movements of liabilities to cash flows arising from financing activities

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2022	488,455	139,838	586,600	(8,305)
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments, net	-	-	-	(923)
Receipt of loans	88,651	13,680	-	-
Repayment of debentures and loans	(21,601)	(25,617)	(5,972)	-
Interest paid	(11,058)	(2,094)	(11,889)	-
Prepaid costs for loans taken	(2,845)	-	-	-

Net cash provided by/(used in) financing activities	53,147	(14,031)	(17,861)	(923)

Effect of changes in foreign currency exchange rates	(51,435)	(8,419)	(68,696)	967
Interest and CPI expenses	27,444	6,764	26,728	-
Changes in fair value, application of hedge accounting and other	(1,416)	-	-	(7,826)

Balance as at December 31, 2022	516,195	124,152	526,771	(16,087)

Note 15 – Loans and Debentures (Cont’d)

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2021	615,403	439	304,701	11,014
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments	-	-	-	(13,933)
Proceeds from issuance of debentures less issuance expenses	-	-	262,750	-
Receipt of long-term loans from banks	211,738	131,388	-	-
Repayment of loans, debentures and lease liabilities	(601,474)	-	(5,876)	-
Interest paid	(25,095)	-	(6,093)	-
Costs paid in advance in respect of taking out loans	(4,991)	-	-	-
Net cash (used in)/provided by financing activities	(419,822)	131,388	250,781	(13,933)

Changes due to gain of control in subsidiaries	172,163	-	-	12,176
Effect of changes in foreign exchange rates	10,820	2,497	17,993	(487)
Changes in fair value	-	-	-	(13,726)
Interest in the period	38,803	4,275	13,125	-
Other changes and additions during the year	71,088	1,239	-	(3,349)
Balance as at December 31, 2021	488,455	139,838	586,600	(8,305)

1.	Long-term loans from banks and others

B.	OPC Rotem

OPC Rotem financing agreement

The power plant project of OPC Rotem was financed by the project financing method (hereinafter – “Rotem Financing Agreement”) with a consortium of lenders led by Bank Leumi Le-Israel Ltd. (hereinafter respectively – “Rotem’s Lenders” and “Bank Leumi”).

In October 2021, the early repayment of the full outstanding balance of OPC Rotem’s project financing of amount NIS 1,292 million (approximately $400 million) (including early repayment fees as described below) was completed. A debt service reserve and restricted cash of amount NIS 125 million (approximately $39 million) were also released. As part of the early repayment, OPC Rotem recognized a one-off expense totaling NIS 244 million (approximately $75 million) in 2021, in respect of an early repayment fee of approximately NIS 188 million (approximately $58 million), net of tax.

In proportion to their interests in OPC Rotem, OPC and Veridis extended to OPC Rotem loans for the financing of the early repayment of amounts NIS 904 million (approximately $291 million) and NIS 226 million (approximately $72 million), respectively, totaling NIS 1,130 million (approximately $363 million) (hereinafter - the “Shareholders’ Loans”). The Shareholders' Loans bear annual interest at the higher of 2.65% or interest in accordance with Section 3(J) of the Israel Income Tax Ordinance, whichever is higher. The Shareholders’ Loans shall be repaid in quarterly unequal payments in accordance with the mechanism set in the Shareholders’ Loans agreement, and in any case no later than October 2031. A significant portion of OPC’s portion of NIS 904 million (approximately $280 million), was funded by the issuance of Series C debentures as described in Note 15.2.A.

Note 15 – Loans and Debentures (Cont’d)

C.	OPC Hadera

Hadera financing agreement

In July 2016, Hadera entered into a financing agreement for the senior debt (hereinafter – “the Hadera Financing Agreement”) with a consortium of lenders (hereinafter – “Hadera’s Lenders”), headed by Israel Discount Bank Ltd. (hereinafter – “Bank Discount”) and Harel Insurance Company Ltd. (hereinafter – “Harel”) to finance the construction of the Hadera Power Plant, whereby the lenders undertook to provide Hadera credit facilities, mostly linked to the CPI, in the amount of NIS 1,006 million (approximately $323 million) in several facilities (some of which are alternates): (1) a long‑term credit facility (including a facility for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility.

Some of the loans in the Hadera Financing Agreement are linked to the CPI and some are unlinked. The loans bear interest rates between 2.4% and 3.9% on the CPI-linked loans, and between 3.6% and 5.4% on the unlinked loans, and are repaid in quarterly installments up to 2037 and commenced from the first quarter of 2020.

In addition, OPC Hadera undertook, commencing from the commercial operation date, to provide a debt service reserve in an amount equal to the amount of the debt payments for two successive quarters (as at December 31, 2021, NIS 30 million (approximately $10 million)), and an owner’s guarantee fund of NIS 15 million (approximately $5 million).

As at December 31, 2022, OPC Hadera and OPC were in compliance with all of the covenants pursuant to the Hadera Financing Agreement. OPC Hadera has a guarantee facility in the amount of NIS 60 million (approximately $17 million) [2021: NIS 60 million (approximately $19 million of which NIS 26 million (approximately $7 million)] [2021: NIS 26 million (approximately $8 million)] has been used, a hedge facility in the amount of NIS 68 million (approximately $19 million) [2021: NIS 68 million (approximately $22 million)] (of which an insignificant amount has been used), and a working capital facility of NIS 30 million (approximately $9 million) [2021: NIS 30 million (approximately $10 million)] which has not been used.

D.	OPC Tzomet

Tzomet financing agreement

In December 2019, a financing agreement for the senior debt (project financing) was signed between OPC Tzomet and a syndicate of financing entities led by Bank Hapoalim Ltd. (hereinafter – “Bank Hapoalim”, and together with the other financing entities hereinafter – “Tzomet’s Lenders”), to finance construction of the Tzomet power plant (hereinafter – “Tzomet Financing Agreement”).

Under the Tzomet Financing Agreement, Tzomet’s Lenders undertook to provide OPC Tzomet a long‑term loan facility, a standby facility, a working capital facility, a debt service reserve, a VAT facility, third‑party guarantees and a hedge facility, in the aggregate amount of NIS 1.372 billion (approximately $441 million). Part of the amounts under these facilities will be CPI-linked and part of the amounts will be USD-linked. The loans accrue interest at the rates set out in the Tzomet Financing Agreement.

As part of the Tzomet Financing Agreement, terms were provided with reference to conversion of interest on the long-term loans from variable interest to CPI linked interest. Such a conversion will take place in three cases: (a) automatically at the end of 6 years after the signing date of the Tzomet Financing Agreement; (b) at OPC Tzomet’s request during the first 6 years commencing from the signing date of the Tzomet Financing Agreement; (c) at Bank Hapoalim’s request, in certain cases, during the first 6 years commencing from the signing date of the Tzomet Financing Agreement. In addition, OPC Tzomet has the right to make early repayment of the loans within 6 years after the signing date of the Tzomet Financing Agreement, subject to a one time reduced payment (and without payment of an early repayment penalty), and provided that up to the time of the early repayment, the loans were not converted into loans bearing fixed interest linked to the CPI. The Tzomet Financing Agreement also includes certain restrictions with respect to distributions and repayment of shareholders’ loans.

As at December 31, 2022, OPC Tzomet and OPC were in compliance with all the covenants in accordance with the Tzomet Financing Agreement. The loans are to be repaid quarterly, which will begin shortly before the end of the first or second quarter after the commencement date of the commercial operation up to the date of the final payment, which will take place on the earlier of the end of 19 years from the commencement date of the commercial operation or 23 years from the signing date of the Tzomet Financing Agreement (however not later than December 31, 2042).

Note 15 – Loans and Debentures (Cont’d)

OPC Tzomet equity subscription agreement

In December 2019, an equity subscription agreement (hereinafter – “Tzomet’s Equity Subscription Agreement”) was signed. As part of the said agreement, OPC undertook certain commitments to the Lenders in connection with OPC Tzomet and its activities, including investment of shareholders’ equity in OPC Tzomet of about NIS 293 million (approximately $94 million). As at December 31, 2021, OPC had provided OPC Tzomet with the amount of equity that it had undertaken.

E.	OPC

Short-term loans

As at December 31, 2022, OPC has a facility agreement for short-term credit loans of up to three years of NIS 300 million (approximately $85 million), of which NIS 100 million (approximately $28 million) is taken from Bank Mizrahi Tafahot Ltd. (“Bank Mizrahi”), a related party of the Group. The facility bore interest at the annual rate of prime plus 2% to 3%. At December 31, 2022, the unutilized credit facility was NIS 290 million (approximately $82 million).

Hedge agreement

In June 2019, OPC entered into a hedge agreement with Bank Hapoalim Ltd. for hedge of 80% of the exposure to the CPI with respect to the principal of loans from financial institutions, in exchange for payment of additional interest at the annual rate of between 1.7% and 1.76% (hereinafter – “the CPI Transactions”). OPC chose to designate the CPI Transactions as an “accounting hedge”.

In 2020 and 2021, due to changes in the inflationary expectations and in light of the changes in the projected interest rates, OPC recorded an increase in the assets and liabilities, respectively, following revaluation of the financial derivative in respect of the CPI Transactions (hereinafter – “the Derivative”), in the amount of NIS 43 (approximately $13 million) million and NIS 42 million (approximately $13 million), respectively, which was recorded as part of other comprehensive income. OPC deposits collaterals to secure its loans from the bank in connection with the Derivative. The value of the Derivative was calculated by means of discounting the linked shekel cash flows expected to be received less the discounted fixed shekel cash flows payable. An adjustment was made to this valuation for the credit risks of the parties.

F.	CPV Keenan

Keenan financing agreement

In August 2021, CPV Keenan and a number of financial entities entered into a $120 million financing agreement (hereinafter - the “Keenan Financing Agreement”). Concurrently with the closing of the Keenan Financing Agreement, CPV Keenan repaid its former financing agreement entered into in 2014 (as of the repayment date, the outstanding principal was approximately $67 million). No financial penalties were imposed on the early repayment of the former financing agreement. The previous annual interest rate was LIBOR plus a 2.25%-2.75% spread on the Term Loan, and a 1% spread on the ancillary credit facilities.

The loan and the ancillary credit facilities in the Keenan Financing Agreement shall be repaid in installments over the term of the agreement; the final repayment date is December 31, 2030. The loan and the ancillary credit facilities in the Keenan Financing Agreement shall carry an annual interest of LIBOR + 1% to 1.375%. As part of the Keenan Financing Agreement, collateral and pledges on the project's assets held by CPV Keenan were provided in favor of the lenders.

It should be noted that the Keenan Financing Agreement includes, among other things, and as customary in agreements of this type, provisions regarding mandatory prepayments, fees in respect of credit facilities, annual fees relating to the issuance of LC and additional customary terms and conditions, including hedging of the base interest rate in respect of 70% of the loan.

As at December 31, 2022, CPV Keenan utilized NIS 47 million ($13 million) of the said credit facilities.

Note 15 – Loans and Debentures (Cont’d)

As part of the Keenan Financing Agreement, collateral and pledges on the project's assets held by CPV Keenan were provided in favor of the lenders. The Keenan Financing Agreement includes a number of restrictions, such as compliance with a minimum debt service coverage ratio of 1.15 during the 4 quarters that preceded the distribution, and a condition whereby no grounds for repayment or breach event exists (as defined in the financing agreement).

The Keenan Financing Agreement includes grounds for calling for immediate repayment as customary in agreements of this type, including, among others – breach of representations and covenants that have a material adverse effect, non-payment events, non-compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and maintaining of government approvals, certain changes in the project’s ownership, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for electricity – all in accordance with and subject to the terms and conditions, definitions and cure periods detailed in the financing agreement.

Completion of the Keenan Financing Agreement generated the CPV Group approximately $26 million in cash (after making payments in respect of: repayment of CPV Keenan's previous outstanding loan balance, transaction costs, early closing of an interest rate hedging transaction of approximately $11 million, and additional costs). Similarly, in light of the repayment of CPV Keenan’s previous financing, in the reporting period, the Group recognized a gain on derecognition of financial liability of $3 million under Financing income.

G.	OPC Power

Shareholder loans

In 2021, OPC (through a wholly-owned subsidiary) and non-controlling interests provided loans to OPC Power in the amounts of $143 million and $61 million, respectively. In 2022, OPC (through a wholly owned subsidiary) and non-controlling interests provided additional loans to OPC Power in the amounts of $27 million and $11 million, respectively. The loans bear annual interest at a rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent that payment made by OPC Power is lower than the amount of the accrued interest, payment in respect of the balance will be postponed to the following quarter – but not later than January 2028.

2.	Debentures

A.	OPC

Series B Debentures

In April 2020, OPC issued debentures (Series B) with a par value of NIS 400 million (approximately $113 million), which were listed on the TASE. As a result, approximately $111 million representing the par value, net of issuance cost is recognized as debentures. The debentures are linked to the Israeli consumer price index and bear annual interest at the rate of 2.75%. The principal and interest of the debentures (Series B) are repayable every six months, commencing on March 31, 2021 (on March 31 and September 30 of every calendar year) through September 30, 2028.

In October 2020, OPC issued additional Series B debentures of par value NIS 556 million (approximately $162 million) (the “Expansion of Series B”). The gross proceeds of the issuance amount to approximately NIS 584 million (approximately $171 million) and the issuance costs were approximately NIS 7 million (approximately $2 million).

A trust certificate was signed between OPC and Reznik Paz Nevo Trusts Ltd. in April 2020, which details customary grounds for calling the debentures for immediate repayment (subject to cure periods), including insolvency events, liquidation proceedings, receivership, a stay of proceedings and creditors’ arrangements, certain structural changes, a significant worsening in OPC’s financial position, etc. The trust certificate also includes a commitment of OPC to comply with certain financial covenants and restrictions.

At December 31, 2022, OPC meets the said financial covenants, as follows: (1) OPC’s equity is NIS 9,532 million (approximately $2,709) [2021: NIS 2,270 million (approximately $730 million) (minimum required is NIS 250 million, and for purposes of a distribution, NIS 350 million)]; (2) OPC's equity to asset ratio is 65% [2021: 55% (minimum required is 17%, and for purposes of distribution, 27%)]; (3) the ratio between net consolidated financial debt less the financial debt designated for the construction of projects that have not yet started generating EBITDA and adjusted EBITDA is 5.6 [2021: 7.3 (maximum allowed is 13, and for purposes of a distribution, 11)].

Note 15 – Loans and Debentures (Cont’d)

Series C Debentures

In September 2021, OPC issued Series C debentures at a par value of NIS 851 million (approximately $266 million), with the proceeds designated primarily for the early repayment of OPC Rotem’s financing (refer to Note 15.1.B). The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 2.5%. The debentures shall be repaid in twelve semi-annual and unequal installments (on February 28 and August 31) as set out in the amortization schedule, starting on February 28, 2024 through August 31, 2030 (the first interest payment is due on February 28, 2022). The issuance expenses amounted to about NIS 9 million (approximately $3 million). OPC is required to comply with certain financial covenants and restrictions.

As at December 31, 2022, OPC meets the said financial covenants, as follows: (1) OPC’s shareholders’ equity was NIS 9,532 million (approximately $2,709 million [2021: NIS 2,270 million (approximately $730 million)] (minimum required is NIS 1 billion, and for purposes of a distribution, NIS 1.4 billion); (2) the ratio of OPC’s shareholders’ equity to OPC’s total assets was 65% (2021: 55% ) (minimum required is 20%, and for purposes of distribution, 30%); (3) the ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA and Adjusted EBITDA is 5.6 (2021 :7.3) (maximum allowed is 13, and for purposes of a distribution, 11); (4) equity to consolidated balance sheet ratio of 46% (2021: 37%) (minimum required is 17%).

Note 16 – Trade and Other Payables

	As at December 31,
	2022	2021
	$ Thousands

Trade Payables	95,036	136,505
Accrued expenses and other payables	10,833	11,479
Government institutions	2,083	2,459
Employees and payroll institutions	14,491	11,625
Interest payable	4,472	5,213
Others	6,500	4,256
	133,415	171,537

Note 17 – Right-Of-Use Assets, Net and Lease Liabilities

A)	The Group leases the following items:

i)	Land

In Israel, the leases are typically entered into with government institutions for the construction and operation of OPC Power Plants’s power plants. They typically run for a period of more than 20 years, with an option for renewal. In the United States, the leases are typically entered into with private companies or individuals for the development, construction and operation of the CPV Group’s power plants.

ii)	OPC gas transmission infrastructure

The lease for the gas Pressure Regulation and Measurement Station (“PRMS”) relates to the facility at OPC Hadera’s power plant. For further details, please refer to Note 18.B.

iii)	Offices

The leases range from 3 to 9 years, with options to extend.

iv)	Low-value items

The total for low-value items on short-term leases are not material. Accordingly, the Group has not recognized right-of-use assets and lease liabilities for these leases.

Note 17 – Right-Of-Use Assets, Net and Lease Liabilities (Cont’d)

B)	Right-of-use assets

	As at December 31, 2022
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	81,355	(3,484)	(908)	76,963
PRMS facility	6,239	(660)	8,398	13,977
Offices	10,282	(2,142)	213	8,353
Others	7	(6)	(1)	-
	97,883	(6,292)	7,702	99,293

	As at December 31, 2021
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	77,011	(3,375)	7,719	81,355
PRMS facility	6,514	(480)	205	6,239
Offices	2,499	(1,716)	9,499	10,282
Others	-	-	7	7
	86,024	(5,571)	17,430	97,883

C)	Amounts recognized in the consolidated statements of profit & loss and cash flows

	As at December 31,	As at December 31,
	2022	2021
	$ Thousands	$ Thousands

Interest expenses in respect of lease liability	572	550

Total cash outflow for leases	2,572	1,993

Note 18 – Contingent Liabilities and Commitments

A.	Contingent Liabilities

1.	OPC Rotem Power Purchase Agreement

In 2014 (commencing in August), letters were exchanged between OPC Rotem and IEC regarding the tariff to be paid by OPC Rotem to IEC in respect of electricity that it had purchased from the electric grid, in connection with sale of electricity to private customers, where the electricity generation in the power plant was insufficient to meet the electricity needs of such customers.

It is OPC Rotem’s position that the applicable tariff is the “ex-post” tariff, whereas according to IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences even a tariff that is 25% higher than the TAOZ tariff (and some of the correspondences also raise allegations of default of the PPA with IEC). In order to avoid a specific dispute, Rotem paid IEC the TAOZ tariff for the aforesaid purchase of electricity and commencing from that date, it pays IEC the TAOZ tariff on the purchase of electricity from IEC for sale to private customers.

Note 18 – Contingent Liabilities and Commitments (Cont’d)

IEC raised contentions regarding past accountings in respect of the acquisition cost of energy for OPC Rotem’s customers in a case of a load reduction of the plant by the System Operator, and collection differences due to non-transfer of meter data in the years 2013 through 2015. In addition, IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by OPC Rotem during performance of tests. OPC Rotem’s position regarding the matters referred to by IEC, based on its legal advisors, is different and talks are being held between the parties.

In March 2022, OPC Rotem and the IEC signed a settlement agreement regarding past accounting in respect of the acquisition cost of energy for OPC Rotem’s customers in a case of a load reduction of the plant by Noga, and collection differences due to non-transfer of meter data between 2013 and 2015. As part of the settlement, OPC Rotem paid a total of approximately $2 million (approximately NIS 5.5 million) to the IEC. Subsequent to this, the System Operator contacted OPC Rotem with a claim that OPC Rotem had transmitted excess energy without coordinating the transmission with the System Operator, to which OPC Rotem disputes the claim.

As at December 31, 2022, in OPC Rotem’s estimation, it is more likely than not that OPC Rotem will not pay any additional amounts in respect of the period ended December 31, 2022. Therefore, no provision was included in the financial statements.

2.	Construction agreements

a.	OPC Hadera

In January 2016, an agreement was signed between OPC Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (“IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of about approximately $185 million (approximately NIS 639 million) (as amended several times as part of change orders, including an amendment made in 2019 and described below), which is payable on the basis of the progress of the construction and compliance with milestones (hereinafter – “the Hadera Construction Agreement”).

IDOM has provided bank guarantees and a corporate guarantee of its parent company to secure the said obligations, and OPC has provided a corporate guarantee to IDOM, in the amount of $10.5 million, to secure part of OPC Hadera’s liabilities. In addition, as part of an addendum to OPC Hadera’s construction agreement which was signed in October 2018, the parties agreed to waiver of past claims up to the signing date of the addendum.

In accordance with the construction agreement, OPC Hadera is entitled to certain compensation from IDOM in respect of the delay in completion of the construction of the Hadera Power Plant or compensation (limited to the amount of the limit set in the Agreement) in the event of failure to comply with the terms set out in the Agreement with regard to the Power Plant performance. The said compensation is capped by the amounts specified in the construction agreement, and up to an aggregate of $36 million.

According to the Construction Agreement, OPC Hadera has a contractual right to deduct any amount due to it under the Construction Agreement, including for the foregoing compensation, from any amounts that it owes to the construction contractor. In 2022, OPC Hadera deducted a total of $14 million from amounts payable to the construction contractor in respect of the final milestones.

As at December 31, 2022, an arbitration proceeding was conducted between OPC Hadera and the construction contractor, of which a hearing is scheduled for in June 2024.

b.	OPC Tzomet

In September 2018, OPC Tzomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “Tzomet Construction Contractor” or “PWPS”), for construction of the Tzomet project. The Agreement is a “lump sum turnkey” agreement wherein the Tzomet Construction Contractor committed to construct the Tzomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor.

Note 18 – Contingent Liabilities and Commitments (Cont’d)

In OPC Tzomet’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million, and it will be paid based on the milestones provided. Pursuant to the Agreement, the Tzomet Construction Contractor undertook to complete the construction work of the Tzomet project, including the acceptance tests by January 2023.

The continuity of construction has been affected by COVID-19 due to the need to transport equipment and foreign crews to the site. As of December 31, 2022, the Company believes that the construction period of the OPC Tzomet Power Plant is expected to end in the first half of 2023. Delays in the completion of the construction work beyond the original date scheduled in OPC Tzomet’s conditional license might affect OPC Tzomet’s ability to meet its undertakings in connection with the construction of the project.

3.	Agreements for the acquisition of natural gas

a.	OPC Rotem and OPC Hadera

OPC Rotem and OPC Hadera has an agreement with Tamar Group in connection to the supply of natural gas to the power plants. Both OPC Rotem and OPC Hadera undertook to continue to consume all the gas required for its power plants from Tamar Group (including quantities exceeding the minimum quantities) up to the completion date of the commissioning of the Karish Reservoir, except for a limited consumption of gas during the commissioning period of the Karish Reservoir.

In December 2017, OPC Rotem, OPC Hadera, Israel Chemicals Ltd. and Bazan Ltd., engaged in agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish Reservoir, for the purchase natural gas. In 2020, Energean notified OPC that “force majeure” events happened during the year, in accordance with the clauses pursuant to the agreements, and that the flow of the first gas from the Karish reservoir is expected to take place during the second half of 2021. OPC rejected the contentions that a “force majeure” event is involved.

Due to the delay in supply of the gas from the Karish Reservoir, OPC Rotem and OPC Hadera will be required to acquire the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plants at present gas prices, which is higher than the price stipulated in the Energean agreement. The delays in the commercial operation date of Energean, and in turn, a delay in supply of the gas from the Karish Reservoir, will have an unfavorable impact on OPC’s profits. In the agreements with Energean, compensation for delays had been provided, the amount of which depends on the reasons for the delay, where the limit with respect to the compensation in a case where the damages caused is “force majeure” is lower. It is noted that the damages that will be caused to OPC stemming from a delay could exceed the amount of the said compensation.

In 2021, OPC Rotem and OPC Hadera received reduced compensation of approximately $3 million (approximately NIS 9 million) and approximately $2 million (approximately NIS 7 million), respectively.

In May 2022, an amendment to the Energean Agreements was signed, which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas supplied by OPC Rotem and OPC Hadera, of which the scope of reduction was not yet determined as at December 31, 2022.

4.	Other contingent liabilities

a.	Bazan electricity purchase claim

In November 2017, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim on behalf of Bazan. The request is based on the petitioner's contention that the undertaking in the electricity purchase transaction between Bazan and OPC Rotem is an extraordinary interested party transaction that did not receive the approval of the general assembly of Bazan shareholders on the relevant dates. The respondents to the request include Bazan, OPC Rotem, the Israel Corporation Ltd. and the members of Bazan's Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as an injunction and financial remedies.

Note 18 – Contingent Liabilities and Commitments (Cont’d)

In July 2018, OPC Rotem submitted its response to the request. Bazan’s request for summary judgement was denied. Negotiations are being held for entering into a compromise agreement that will settle a lawsuit against Rotem and others, which was filed in July 2022. As at December 2022, OPC filed a settlement agreement for approval with the Court. In February 2023, the Court handed down a judgement that approves the settlement agreement, of which the settlement amount is immaterial to OPC.

b.	Oil Refineries Ltd. (now known as “Bazan”) gas purchase claim

In January 2018, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim by a shareholder of Bazan against former and current directors of Bazan, Israel Chemicals Ltd., OPC Rotem, OPC Hadera and IC (collectively the "Group Companies"), over: (1) a transaction of the Group Companies for the purchase of natural gas from Tamar Partners, (2) transactions of the Group Companies for the purchase of natural gas from Energean Israel Ltd. (“Energean”) and (3) transaction for sale of surplus gas to Bazan.

In August 2018, the Group Companies submitted their response to the claim filed. OPC rejected the contentions appearing in the claim and requested summary dismissal of the claim. Evidentiary hearings were held in the second half of 2021, after which summations were submitted in November 2022.

Based on advice from OPC’s legal advisors, it is more likely than not that the claim will not be accepted by the Court and, accordingly, no provision has been included in the financial statements in respect of the claim as at December 31, 2022.

c.	Purchase of rights in Alon Energy Centers Limited Partnership

In June 2022, OPC Holdings Israel entered into an agreement with Dor Alon Energy Israel (1988) Ltd. and Dor Alon Gas Power Plants Limited Partnership for the purchase of rights in Alon Energy Centers Limited Partnership, a partnership which owns a combined-cycle power plant powered by conventional energy with installed capacity of 75 MW located in the Kiryat Gat Industrial Zone. The consideration of the purchase is NIS 535 million (approximately $160 million), subject to adjustments for cash balances and working capital. The consideration is also subject to adjustments in connection with repayment or non-repayment of senior debt extended to the power plant as agreed between the parties to the purchase agreement.

In accordance with the terms of the Acquisition Agreement, including adjustments made thereto, the Acquirer will acquire the sold rights in consideration for NIS 870 million ($248 million) (hereinafter - the “Consideration”), which will be paid on the transaction completion date except for a total of NIS 300 million ($86 million) that will be paid by December 31, 2023. Completion of the transaction is subject to certain conditions being fulfilled and approvals obtained. As of the approval date of the financial statements, the completion of the transaction is subject to the fulfillment of conditions precedent on the dates set in the Acquisition Agreement and through March 31, 2023. As of the approval date of the financial statements, all of the conditions precedent have yet to be met.

d.	Inkia Energy Limited (liquidated in 2019)

As part of the sale described in Note 26, Inkia Energy Limited (“Inkia”) agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations were supported by (a) a three-year pledge of shares of OPC which represented 25% of OPC’s outstanding shares, (b) a deferral of $175 million of the sale price in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations, all of the foregoing periods running from the closing date of December 31, 2017. In December 2018, the indemnification commitment was assigned by Inkia to a fellow wholly owned subsidiary of Kenon.

In October 2020, as part of an early repayment of the deferred payment agreement where Kenon received $218 million ($188 million net of taxes), Kenon agreed to increase the number of OPC shares pledged to the buyer of the Inkia business to 55,000,000 shares and to extend the pledge of OPC shares and the corporate guarantee from Kenon for all of Inkia’s indemnification obligations until December 31, 2021.

In March 2022, 53,500,000 shares were released from pledge, and 1,500,000 shares of OPC remain pledged in light of an indemnity claim relating to a tax assessment claim in the amount of $11 million.

Note 18 – Contingent Liabilities and Commitments (Cont’d)

B.	Commitments

OPC Power Plants

OPC entered into long-term service maintenance contracts for its operating power plants. The number of maintenance hours and price are specified in the agreements.

OPC entered into long-term infrastructure contracts with Israel National Gas Lines Ltd. (“INGL”) for use of PRMS at its operating power plants. The price is specified in the agreements.

OPC entered into long-term PPAs with its customers (of which some included construction of generation facilities) for sale of electricity and gas. The supply quantity, period and pricing are specified in the agreements. OPC has also entered into long-term PPAs with its suppliers for purchase of electricity and gas. The minimum purchase quantity, period and pricing are specified in the agreements.

OPC entered into long-term construction agreements for constructing its power plants. The price, technical and engineering specifications, and work milestones are specified in the agreements. For more information relating to the construction of the Tzomet power plant, refer to 18.A.2.b.

Note 19 – Share Capital and Reserves

A.	Share Capital

	Company
	No. of shares
	(’000)
	2022	2021
Authorised and in issue at January, 1	53,879	53,871
Issued for share plan	8	8
Authorised and in issue at December. 31	53,887	53,879

All shares rank equally with regards to Company’s residual assets.  The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued shares are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits and the capital structure is managed to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirements.

In 2022, 8,037 (2021: 7,958) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $47.22 (2021: $29.41) per share.

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted International Financial Reporting Standards).

C.	Capital reserves

The capital reserve reflects the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge (i.e. the portion that is offset by the change in the cash flow hedge reserve).

Approximately 407 thousand (2021: 4.7 million) share options of ZIM were exercised, resulting in a proportionate share of increase in capital reserve attributable to owners of the Company of $5.5 million (2021: $5.4 million).  Approximately 272 thousand (2021: 250 thousand) share options of OPC were exercised, resulting in an increase in capital reserve attributable to owners of the Company of $2.7 million (2021: $1.6 million).

Note 19 – Share Capital and Reserves (Cont’d)

D.	Dividends

In October 2020, Kenon’s shareholders approved a cash dividend of $2.23 per share (an aggregate amount of approximately $120 million), to Kenon’s shareholders of record as of the close of trading on November 3, 2020, paid on November 10, 2020.

In April 2021, Kenon’s board of directors approved a cash dividend of $1.86 per share (an aggregate amount of approximately $100 million), to Kenon’s shareholders of record as of the close of trading on April 29, 2021, paid on May 6, 2021.

In November 2021, Kenon’s board of directors approved a cash dividend of $3.50 per share (an aggregate amount of approximately $189 million), to Kenon’s shareholders of record as of the close of trading on January 19, 2022, paid on January 27, 2022.

E.	Kenon's share plan

Kenon has established a Share Incentive Plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2022, 2021 and 2020, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2022 is $267 thousand (2021: $234 thousand, 2020: $267 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $292 thousand as general and administrative expenses in 2022 (2021: $258 thousand, 2020: $350 thousand).

F.	Capital reduction

In May 2022 and June 2022, Kenon received shareholder approval at its annual general meeting and approval of the High Court of the Republic of Singapore, respectively, for a capital reduction to return share capital amounting to $10.25 per share ($552 million in total) to Kenon’s shareholders of record as of the close of trading on June 27, 2022, paid on July 5, 2022.

Note 20 – Revenue

	For the Year Ended December 31,
	2022	2021	2020
	$ Thousands
Revenue from sale of electricity and infrastructure services in Israel	486,680	419,395	369,421
Revenue from sale of electricity in US	25,780	25,605	-
Revenue from sale of steam in Israel	18,476	17,648	16,204
Revenue from provision of services in US	31,509	25,115	-
Other revenue in Israel	11,512	-	845
	573,957	487,763	386,470

Note 21 – Cost of Sales and Services (excluding Depreciation and Amortization)

	For the Year Ended December 31,
	2022	2021	2020
	$ Thousands
Fuels	155,760	153,122	135,706
Electricity and infrastructure services	192,723	133,502	125,782
Salaries and related expenses	30,598	21,095	7,244
Generation and operating expenses and outsourcing	17,283	16,798	8,625
Insurance	5,190	4,989	3,503
Others	15,707	6,792	1,226
	417,261	336,298	282,086

Note 22 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2022	2021	2020
	$ Thousands
Payroll and related expenses (1)	46,660	41,930	11,360
Depreciation and amortization	3,259	2,623	1,023
Professional fees	15,798	16,069	8,386
Business development expenses	15,186	1,566	1,998
Expenses in respect of acquisition of CPV Group	-	752	12,227
Office maintenance	4,581	3,022	936
Other expenses	14,452	9,765	14,027
	99,936	75,727	49,957

(1) A portion of this relates to profit sharing for CPV Group employees

The fair value of the CPV Group’s Profit-Sharing Plan is recognized as an expense, against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. Any change in the fair value of the liability is recognized in the consolidated statements of profit and loss. In 2022, the CPV Group recorded expenses in the amount of approximately NIS 46 million (approximately $13 million) [2021: NIS 50 million (approximately $15 million)].

Note 23 – Financing Expenses, Net

	For the Year Ended December 31,
	2022	2021	2020
	$ Thousands

Interest income from bank deposits	12,108	167	780
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	4,125	2,121	-
Net change in exchange rates	28,453	-	-
Net change in fair value of derivative financial instruments	-	443	-
Interest income from deferred payment	-	-	13,511
Other income	-	203	-
Financing income	44,686	2,934	14,291

Interest expenses to banks and others	(47,542)	(51,924)	(24,402)
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	-	-	(6,300)
Impairment loss on debt securities at FVOCI	(732)	-	-
Net change in fair value of financial assets held for trade	(45)	-	-
Net change in exchange rates	-	(5,997)	(5,645)
Net change in fair value of derivative financial instruments	(291)	-	(1,569)
Early repayment fee (Note 15.B, Note 15.E)	-	(84,196)	(11,852)
Other expenses	(1,787)	(2,178)	(1,406)
Financing expenses	(50,397)	(144,295)	(51,174)
Net financing expenses	(5,711)	(141,361)	(36,883)

Note 24 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31,
	2022	2021		2020
	$ Thousands
Current taxes on income
In respect of current year	39,559	6,892	*	734
In respect of prior years	-	-		1
Deferred tax expense/(income)
Creation and reversal of temporary differences	(1,579)	(2,567	)*	3,963
Total tax expense on income	37,980	4,325		4,698

* The Group made an immaterial correction of reclassification error of $21 million in income taxes on income and deferred tax income as at December 31, 2021.

No previously unrecognized tax benefits were used in 2020, 2021 or 2022 to reduce our current tax expense.

Note 24 – Income Taxes (Cont’d)

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2022	2021	2020
	$ Thousands
Profit from continuing operations before income taxes	387,639	879,642	500,447
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	65,899	149,539	85,076

(Decrease) increase in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in profit of associated companies	(45,464)	(190,539)	(27,353)
Different tax rate applicable to subsidiaries operating overseas	6,429	(9,297)	-
Income subject to tax at a different tax rate	116	-	441
Non-deductible expenses	158,811	44,851	1,028
Exempt income	(164,822)	(23,937)	(61,415)
Taxes in respect of prior years	(739)	(361)	1
Tax in respect of foreign dividend	18,447	28,172	-
Share of non-controlling interests in entities transparent for tax purposes	(1,082)	5,528	-
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	511	95	7,647
Other differences	(126)	274	(727)
Tax expense on income included in the statement of profit and loss	37,980	4,325	4,698

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

Note 24 – Income Taxes (Cont’d)

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Carryforward of losses and deductions for tax purposes	Financial instruments	Other*	Total
	$ Thousands
Balance of deferred tax (liability) asset as at January 1, 2021	(95,674)	1,691	1,816	5,205	(86,962)
Changes recorded on the statement of profit and loss	(23,591)	106,643	49	(80,534)	2,567
Changes recorded in other comprehensive income	-	-	(423)	(2,847)	(3,270)
Change as a result of sale of subsidiary	(4,050)	2,882	(232)	(5,350)	(6,750)
Translation differences	(3,915)	1,126	50	(27)	(2,766)
Balance of deferred tax (liability) asset as at December 31, 2021	(127,230)	112,342	1,260	(83,553)	(97,181)
Changes recorded on the statement of profit and loss	(20,103)	8,116	(235)	13,801	1,579
Changes recorded in other comprehensive income	-	-	(2,657)	(4,439)	(7,096)
Translation differences	14,615	(4,370)	(103)	(147)	9,995
Balance of deferred tax (liability) asset as at December 31, 2022	(132,718)	116,088	(1,735)	(74,338)	(92,703)

*	This amount includes deferred tax arising from intangibles, undistributed profits, non-monetary items, associated companies and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2022	2021
	$ Thousands
As part of non-current assets	6,382	19,016	*
As part of current liabilities	(1,285)	(21,117)
As part of non-current liabilities	(97,800)	(95,080	)*
	(92,703)	(97,181)

* The Group made an immaterial correction of classification error of $30 million in non-current deferred taxes from assets to liabilities as at December 31, 2021.

Income tax rate in Israel is 23% for the years ended December 31, 2022, 2021 and 2020. The tax rate applicable to US companies are (i) federal corporate tax of 21% and (ii) state tax ranging from 4% to 11.5%. According to the provisions of the tax treaty between Israel and the United States, interest payments are subject to withholding tax of 17.5%, and dividend payments are subject to withholding tax of 12.5%. In Singapore, the corporate tax rate is 17%. Dividends received by Kenon from ZIM, an associated company incorporated in Israel, is subject to a withholding tax rate of 5%.

On January 4, 2016, Amendment 216 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was passed in the Knesset. As part of the amendment, OPC’s and Hadera’s income tax rate was reduced by 1.5% to a rate of 25% as from 2016. Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

As a result of reducing the tax rate to 23%, the deferred tax balance as at December 31, 2022 and 2021 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the years 2017 and 2018), at the tax rate expected to apply on the reversal date.

Note 24 – Income Taxes (Cont’d)

3.	Tax and deferred tax balances not recorded

Unrecognized deferred tax assets

	As at December 31,
	2022	2021
	$ Thousands
Losses for tax purposes	153,907	167,758

According to Israeli tax law, there is no time limit on the utilization of tax losses and the utilization of the deductible temporary differences. Deferred tax assets were not recognized for these items, since it is not expected that there will be taxable income in the future, against which the tax benefits can be utilized.

In the United States, as of December 31, 2022, the Group had loss carryforwards for which no deferred taxes have been created, as detailed below:

•
Net operating losses for tax purposes of $108 million, which may be offset for tax purposes in the United States against future income, subject to complying with the conditions of the law, some of which are not under the OPC’s control and, therefore, OPC did not recognize deferred tax assets in respect thereof. These losses will expire in 2027-2037.

•
$2 million in tax credits, offsetable for tax purposes in the United States against future profits in the United States, are subject to complying with the conditions of the law, some of which are not under the OPC’s control and, therefore, OPC did not recognize deferred tax assets. These losses will expire in 2027-2037.

Unrecognized deferred tax liabilities

The tax effect on taxable temporary differences of $32 million (2021: $112 million) has not been recorded as this arises from undistributed profits of the Group’s associated companies which the Group does not expect to incur.

4.	Safe harbor rules

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the Inland Revenue Authority of Singapore is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Note 25 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Profit allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2022	2021	2020
	$ Thousands
Profit for the year attributable to Kenon’s shareholders	312,652	930,273	507,106
Profit for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	-	-	8,476
Profit for the year from continuing operations attributable to Kenon’s shareholders	312,652	930,273	498,630

B.	Number of ordinary shares

	For the year ended December 31
	2022	2021	2020
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	53,885	53,879	53,870

Note 26 – Discontinued Operations

(a)	I.C. Power (Latin America businesses)

In December 2017, Kenon, through its wholly-owned subsidiary Inkia, sold its Latin American and Caribbean power business to an infrastructure private equity firm, I Squared Capital (“ISQ”). As a result, the Latin American and Caribbean businesses were classified as discontinued operations.

Kenon’s subsidiaries are entitled to receive payments in connection with certain claims held by companies within Inkia’s businesses. In 2020, following the completion of a tax review related to the sale, Kenon recognized income of $8 million, net of taxes.

Set forth below are the results attributable to the discontinued operations

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	$ Thousands
Recovery of retained claims	-	-	9,923
Income taxes	-	-	(1,447)
Profit after income taxes	-	-	8,476

Net cash flows provided by investing activities	-	-	8,476

Note 27 – Segment, Customer and Geographic Information

Financial information of the reportable segments is set forth in the following tables:

	OPC Israel	CPV Group	ZIM	Others*	Total
	$ Thousands
2022
Revenue	516,668	57,289	-	-	573,957

Profit before taxes	23,728	61,039	305,376	(2,504)	387,639
Income tax expense	(9,522)	(9,892)	-	(18,566)	(37,980)
Profit/(loss) from continuing operations	14,206	51,147	305,376	(21,070)	349,659

Depreciation and amortization	47,134	15,519	-	223	62,876
Financing income	(10,301)	(25,197)	-	(9,188)	(44,686)
Financing expenses	42,062	7,521	-	814	50,397
Other items:
Losses related to ZIM	-	-	727,650	-	727,650
Share in profit of associated companies	-	(85,149)	(1,033,026)	-	(1,118,175)
	78,895	(87,306)	(305,376)	(8,151)	(321,938)

Adjusted EBITDA	102,623	(26,267)	-	(10,655)	65,701

Segment assets	1,503,811	552,569	-	636,263	2,692,643
Investments in associated companies		652,358	427,059	-	1,079,417
					3,772,060
Segment liabilities	1,226,395	241,468	-	8,279	1,476,142

	OPC Israel	CPV Group	ZIM	Others*	Total
	$ Thousands
2021
Revenue	437,043	50,720	-	-	487,763

(Loss)/profit before taxes	(57,040)	(60,709)	1,260,789	(263,398)	879,642
Income tax benefit/(expense)	10,155	13,696	-	(28,176)	(4,325)
(Loss)/profit from continuing operations	(46,885)	(47,013)	1,260,789	(291,574)	875,317

Depreciation and amortization	44,296	13,102	-	242	57,640
Financing income	(2,730)	(37)	-	(167)	(2,934)
Financing expenses	119,392	24,640	-	263	144,295
Other items:
Losses related to Qoros	-	-	-	251,483	251,483
Losses related to ZIM	-	-	204	-	204
Share in losses/(profit) of associated companies	419	10,425	(1,260,993)	-	(1,250,149)
	161,377	48,130	(1,260,789)	251,821	(799,461)

Adjusted EBITDA	104,337	(12,579)	-	(11,577)	80,181

Segment assets	1,481,149	431,474	-	226,337	2,138,960
Investments in associated companies	-	545,242	1,354,212	-	1,899,454
					4,038,414
Segment liabilities	1,324,217	218,004	-	215,907	1,758,128

Note 27 – Segment, Customer and Geographic Information (Cont’d)

	OPC Israel	CPV Group	ZIM	Others*	Total
	$ Thousands
2020
Revenue	385,625	-	-	845	386,470

(Loss)/profit before taxes	(8,620)	-	210,647	298,420	500,447
Income tax expense	(3,963)	-	-	(735)	(4,698)
(Loss)/profit from continuing operations	(12,583)	-	210,647	297,685	495,749

Depreciation and amortization	33,981	-	-	190	34,171
Financing income	(354)	-	-	(13,937)	(14,291)
Financing expenses	50,349	-	-	825	51,174
Other items:
Net gains related to Qoros	-	-	-	(309,918)	(309,918)
Write back of impairment of investment	-	-	(43,505)	-	(43,505)
Share in losses/(profit) of associated companies	-	-	(167,142)	6,248	(160,894)
	83,976	-	(210,647)	(316,592)	(443,263)

Adjusted EBITDA	75,356	-	-	(18,172)	57,184

Segment assets	1,723,967	-	-	461,218	2,185,185
Investments in associated companies	-	-	297,148	-	297,148
					2,482,333
Segment liabilities	1,200,363	-	-	5,962	1,206,325

* Financial information of Quantum were consolidated into a single segment, “Others”, as it is no longer a material reportable segment. Refer to Note 10 for further details.

A.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousands):

	2022				2021				2020
Customer	Total revenues		Percentage of revenues of the Group		Total revenues		Percentage of revenues of the Group		Total revenues		Percentage of revenues of the Group

Customer 1	107,081		18.66%		93,959		19.26%		86,896		22.48%
Customer 2	73,518		12.81%		70,801		14.52%		74,694		19.33%
Customer 3	-	*	-	*	-	*	-	*	-	*	-	*
Customer 4	-	*	-	*	-	*	-	*	-	*	-	*
Customer 5	-	*	-	*	-	*	-	*	-	*	-	*

* Represents an amount less than 10% of the revenues.

Note 27 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2022	2021	2020
	$ Thousands
Israel	516,668	437,043	385,625
United States	57,289	50,720	-
Others	-	-	845
Total revenue	573,957	487,763	386,470

The Group’s non-current assets* on the basis of geographic location:

	As at December 31,
	2022	2021
	$ Thousands
Israel	1,050,386	1,039,505
United States	392,734	310,426
Others	96	171
Total non-current assets	1,443,216	1,350,102

* Composed of property, plant and equipment and intangible assets.

Note 28 – Related-party Information

A.	Identity of related parties:

The Group’s related parties include Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies. Kenon’s immediate holding company is Ansonia Holdings Singapore B.V. A discretionary trust, in which Mr. Idan Ofer is the ultimate beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, CEO and CFO are considered key management personnel of the Company.

B.	Transactions with directors and officers (Kenon's directors and officers):

  Key management personnel compensation

	For the year ended December 31,
	2022	2021
	$ Thousands
Short-term benefits	2,229	1,994
Share-based payments	292	258
	2,521	2,252

Note 28 – Related-party Information (Cont’d)

C.	Transactions with related parties (including associates):

	For the year ended December 31,
	2022	2021	2020
	$ Thousands
Sale of electricity and revenues from provision of services	94,264	88,004	80,416
Cost of sales	(658)	7,802	16
Dividend received from associate	727,309	143,964	-
Other income, net	-	(337)	(90)
Financing expenses, net	580	39,901	2,156
Interest expenses capitalized to property plant and equipment	-	-	119

D.	Balances with related parties (including associates):

	As at December 31,
	2022	2021
	Other related parties *
	$ Thousands
Cash and cash equivalent	176,246	89,814
Short-term deposits and restricted cash	35,662	-
Trade receivables and other receivables	15,421	14,860
Other payables	(535)	(424)

Loans and Other Liabilities
In US dollar or linked thereto	(34,524)	(27,587)

* IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“Bazan”).

These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	For further investment by Kenon into OPC, see Note 11.A.5 and 11.A.6.

Note 29 – Financial Instruments

A.	General

The Group has international activity in which it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, interest rate swap (“SWAP”) transactions, and options) for the purpose of economic (not accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs.

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing the risk.

The risk management of the Group companies is executed by them as part of the ongoing current management of the companies. The Group companies monitor the above risks on a regular basis. The hedge policies with respect to all the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the risk management of the Group and for supervising its implementation lies with the Board of Directors and the senior management of the Group.

B.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on their obligations under the contract. This includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of set-offs exists and also includes the fair values of contracts with individual counterparties which are included in the financial statements. The maximum exposure to credit risk at each reporting date is the carrying value of each class of financial assets mentioned in this note.

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as at year end was:

	As at December 31,
	2022	2021
	$ Thousands
	Carrying amount
Cash and cash equivalents	535,171	474,544
Short-term and long-term deposits and restricted cash	61,136	21,692
Trade receivables and other assets	122,797	97,580
Short-term and long-term derivative instruments	16,730	9,103
Other investments	344,780	-
	1,080,614	602,919

Based on the credit risk profiles of the Group’s counterparties relating to the Group’s cash and cash equivalents, short-term and long-term deposits and restricted cash, trade receivables and other assets, short-term and long-term derivative instruments, the Group has assessed expected credit losses on the financial assets to be immaterial. The maximum exposure to credit risk for trade receivables as at year end, by geographic region was as follows:

	As at December 31,
	2022	2021
	$ Thousands
Israel	67,177	56,632
Other regions	6,723	6,011
	73,900	62,643

Note 29 – Financial Instruments (Cont’d)

(2)	Aging of debts

Set forth below is an aging of the trade receivables:

	As at December 31
	2022	2021
	$ Thousands
Not past due nor impaired	73,900	62,643

No ECL has been recorded on any trade receivable amounts based on historical credit loss data and the Group’s view of economic conditions over the expected lives of the receivables.

Debt securities

The following table provides information about the ECL on other investments as at December 31, 2022:

	For the year ended December 31,
	2022	2021	2020
	$ Thousands
Impairment loss on debt securities at FVOCI	732	-	-

C.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and adverse credit and market conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group manages its liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2022
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	95,036	95,036	95,036	-	-	-
Other current liabilities	17,681	17,681	17,681	-	-	-
Lease liabilities including interest payable *	37,570	46,938	17,812	2,855	6,756	19,515
Debentures (including interest payable) *	526,771	588,997	22,413	66,467	223,939	276,178
Loans from banks and others including interest *	640,348	793,946	44,142	74,438	172,343	503,023

	1,317,406	1,542,598	197,084	143,760	403,038	798,716

* Includes current portion of long-term liabilities.

Note 29 – Financial Instruments (Cont’d)

	As at December 31, 2021
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	136,505	136,505	136,505	-	-	-
Other current liabilities	204,686	204,686	204,686	-	-	-
Lease liabilities including interest payable *	33,395	38,375	19,492	2,602	6,232	10,049
Debentures (including interest payable) *	586,600	669,883	21,326	24,431	236,364	387,762
Loans from banks and others including interest *	628,293	772,875	44,244	70,895	325,201	332,535

Financial liabilities – hedging instruments
Forward exchange rate contracts	5,014	6,368	6,230	138	-	-
Other forward exchange rate contracts	1,199	1,790	1,790	-	-	-

	1,595,692	1,830,482	434,273	98,066	567,797	730,346

* Includes current portion of long-term liabilities.

D.	Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of profit and loss.

(1)	CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the Shekel (“NIS”).

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in relation to future operating expenses.

The Group is exposed to currency risk in relation to loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Note 29 – Financial Instruments (Cont’d)

The Group has no exposure to foreign currency risk in respect of non‑hedging derivative financial instruments in 2022, relevant information for 2021 is as follows:

		As at December 31, 2021
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	3,135	9,746	2022	3
Forward contracts on exchange rates	EURO	NIS	4,929	18,571	2022	(1,199)
Call options on foreign currency	Dollar	NIS	17,828	67,231	2022	4

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

		As at December 31, 2022
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	5,566	18,912	2023	641

		As at December 31, 2021
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	33,333	109,259	2022-2023	(5,014)

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

Note 29 – Financial Instruments (Cont’d)

a.	Breakdown of CPI-linked derivative instruments

The Group’s exposure to index risk with respect to derivative instruments used for hedging purposes is shown below:

	As at December 31, 2022
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	89,619	9,353

	As at December 31, 2021
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	107,598	7,369

For additional details, please refer to Note 15.1.E.

Note 29 – Financial Instruments (Cont’d)

b.	Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2022
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	165,186	-	1,102
Short-term deposits and restricted cash	35,695	-	-
Trade receivables	10,007	-	-
Other current assets	58,006	-	212
Long-term deposits and restricted cash	15,146	-	-
Total financial assets	284,040	-	1,314

Trade payables	36,669	-	14,734
Other current liabilities	20,930	5,494	640
Loans from banks and others and debentures	583,651	414,071	-
Total financial liabilities	641,250	419,565	15,374

Total non-derivative financial instruments, net	(357,210)	(419,565)	(14,060)
Derivative instruments	-	9,353	-
Net exposure	(357,210)	(410,212)	(14,060)

	As at December 31, 2021
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	159,838	-	1,329
Short-term deposits and restricted cash	179	-	50
Trade receivables	56,632	-	81
Other current assets	1,308	-	4
Long-term deposits and restricted cash	21,463	-	-
Total financial assets	239,420	-	1,464

Trade payables	59,381		11,842
Other current liabilities	23,536	7,044	190
Loans from banks and others and debentures	592,102	459,732	-
Total financial liabilities	675,019	466,776	12,032

Total non-derivative financial instruments, net	(435,599)	(466,776)	(10,568)
Derivative instruments	-	7,369	(1,199)
Net exposure	(435,599)	(459,407)	(11,767)

Note 29 – Financial Instruments (Cont’d)

c.	Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 1% – 2% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As at December 31, 2022
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(7,375)	(3,687)	3,687	7,375
Shekel/EUR	(1,094)	(547)	547	1,094

	As at December 31, 2022
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(6,306)	(3,153)	3,153	6,306

	As at December 31, 2021
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(9,219)	(4,609)	4,609	9,219
Shekel/EUR	(728)	(364)	364	728

	As at December 31, 2021
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(6,639)	(3,320)	3,320	6,201

(2)	Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in relation to swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates.

The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars”. In addition, options are acquired and written for hedging the interest rate at different rates.

Note 29 – Financial Instruments (Cont’d)

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2022	2021
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	549,467	16,137
Financial liabilities	(837,698)	(941,733)
	(288,231)	(925,596)

Variable rate instruments
Financial assets	4,827	55,033
Financial liabilities	(324,887)	(267,882)
	(320,060)	(212,849)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of profit and loss and the Group does not designate derivatives interest rate swaps as hedging instruments under a fair value hedge accounting model. Therefore, a change in the interest rates as at the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

A change of 100 basis points in interest rate at reporting date would have (decreased)/increased profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2022
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	(3,201)	3,201

	As at December 31, 2021
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	(2,128)	2,128

A change of 1.0% – 1.5% in the LIBOR interest rate at reporting date would have increased/(decreased) the net income or net loss and the equity by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2022
	1.5% decrease	1.0% decrease	1.0% increase	1.5% increase
	$ Thousands

Long-term loans (US LIBOR)	1,357	904	(904)	(1,357)
Interest rate swaps (US LIBOR)	(959)	(638)	638	959

Note 29 – Financial Instruments (Cont’d)

The Group’s exposure to LIBOR risk for derivative financial instruments used for hedging is as follows:

		As at December 31, 2022
	Linkage receivable	Interest rate	Expiration date	Amount of the linked reserve	Fair value
				$ Thousands

Interest rate swaps	USD LIBOR interest	0.93%	2030	62,256	6,734

E.	Fair value

(1)	Fair value compared with carrying value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments. In addition, fair value disclosure of lease liabilities is not required.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2022
	Carrying amount	Fair value
Assets	$ Thousands
Other investments	344,780	344,780

Liabilities
Non-convertible debentures	526,771	492,714
Long-term loans from banks and others (excluding interest)	516,195	528,011
Loans from non-controlling interests	124,153	113,673

	As at December 31, 2021
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	586,600	642,077
Long-term loans from banks and others (excluding interest)	488,455	545,806
Loans from non-controlling interests	138,050	141,596

The fair value of long-term loans from banks and others (excluding interest) is classified as level 2, and measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

(2)          Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:
– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.
– Level 2: Observed data, direct or indirect, not included in Level 1 above.
– Level 3: Data not based on observed market data.

Note 29 – Financial Instruments (Cont’d)

Other investments are measured at fair value through other comprehensive income (Level 1).

Derivative instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments. See Note 29.D.1 for further details.

Level 3 financial instrument measured at fair value

As at December 31, 2022, the fair value of long-term investment (Qoros) remains at zero (2021: $nil).

(3)          Data and measurement of the fair value of financial instruments at Level 2 and 3

Level 2

The fair value of forward contracts on foreign currency is determined using trading programs that are based on market prices. The market price is determined based on a weighting of the exchange rate and the appropriate interest coefficient for the period of the transaction along with an index of the relevant currencies.

The fair value of contracts for exchange (SWAP) of interest rates and fuel prices is determined using trading programs which incorporate market prices, the remaining term of the contract and the credit risks of the parties to the contract.
The fair value of currency and interest exchange (SWAP) transactions is valued using discounted future cash flows at the market interest rate for the remaining term.

The fair value of transactions used to hedge inflation is valued using discounted future cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.

If the inputs used to measure the fair value of an asset or liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The fair value of marketable securities held for trade is determined using the ‘Discounts for Lack of Marketability’ (“DLOM”) valuation method, which is a method used to calculate the value of restricted securities. The method purports that the only difference between a company’s common stock and its restricted securities is the lack of marketability of the restricted securities which is derived from the price difference between both prices.

Level 3

As at December 31, 2022 and 2021, the fair value of the long-term investment (Qoros) was based on the present value of the expected cash flows. Included in the long-term investment (Qoros) are the 12% interests in Qoros (as described in Note 10.3) and the put option (as described in Note 10.2). For the purposes of management’s fair value assessment of the long-term investment (Qoros), management takes into consideration factors including market risk and credit risk exposures, publicly available information and financial information of the New Qoros Investor and Qoros for the year ended December 31, 2022 and 2021.

The following table shows the valuation techniques used in measuring Level 3 fair values as at December 31, 2022 and 2021, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Long-term investment (Qoros)	The Group assessed the fair value of the long-term investment (Qoros) using the present value of the expected cash flows.	The likelihood of expected cash flows.	The estimated fair value would increase if the likelihood of expected cash flows increase.

Note 30 – Subsequent Events

1.	Kenon

A.
Dividend

In March 2023, Kenon’s board of directors approved a cash dividend of $2.79 per share (an aggregate amount of approximately $150 million), payable to Kenon’s shareholders of record as of the close of trading on April 10, 2023, for payment on or about April 19, 2023.

B.	Share repurchase plan In March 2023, Kenon’s board of directors authorized a share repurchase plan of up to $50 million.

2.	OPC

A.	Veridis Transaction

In May 2022, OPC had entered into an agreement with Veridis to form OPC Holdings Israel Ltd., which will hold and operate all of OPC's business activities in the energy and electricity generation and supply sectors in Israel (“Veridis Transaction”).

In January 2023, the Veridis Transaction was completed. Following the completion of the Veridis Transaction, OPC transferred to OPC Holdings Israel, among other things, its 80% interest in OPC Rotem, its interest in Gnrgy Ltd., as well other operations in Israel including OPC Hadera, OPC Tzomet, OPC Sorek, energy generation facilities on consumers’ premises and virtual electricity supply activities, and Veridis transferred its 20% interests in OPC Rotem to OPC Holdings Israel. In addition, Veridis invested approximately $128 million (approximately NIS 452 million) in cash in OPC Holdings Israel (after adjustments to the original transaction amount which totaled NIS 425 million [$125 million]), of which approximately $118 million (approximately NIS 400 million) was used by OPC Rotem to repay a portion of the shareholders’ loans provided to OPC Rotem in 2021 by OPC and Veridis.

As a result of the Veridis Transaction, OPC holds 80% and Veridis holds the remaining 20% of OPC Holdings Israel, which holds 100% of OPC Rotem and the other business activities in the energy and electricity generation and supply sectors in Israel transferred by OPC. The financial impact is still being assessed by Kenon.

B.	Agreement by CPV to Acquire Wind Energy Power Plants in the United States

In January 2023, CPV Group through its 100% owned subsidiary entered into an agreement to acquire all rights in four operating wind-powered electricity power plants in Maine, United States, with an aggregate capacity of 81.5 MW.

The purchase price for the acquisition is $172 million, subject to adjustments and the terms and conditions set forth in the agreement. CPV intends to finance approximately 50% of the purchase price using external financing. OPC intends to finance its portion of the remaining amount of the purchase price through its own resources, by raising equity and/or through external financing.

The agreement contains certain representations of the parties, including the sellers’ representations on the power plants, which expire on the closing date and contains waivers of certain claims CPV Group may bring against the sellers. Due to such limits to the sellers’ liability, CPV intends to obtain a standard representations and warranties insurance policy, which would limit the coverage to 10% of the purchase price and for a limited period. The acquisition is subject to conditions, including the receipt of regulatory approvals, which are expected to be obtained within the next 2 to 5 months.

3.	ZIM

A.	Dividend

On March 13, 2023, ZIM announced a dividend for Q4 2022 of approximately $769 million, or $6.40 per ordinary share, to be paid on April 3, 2023. Kenon expects to receive $159 million ($151 million net of tax).

B.	Fair value of ZIM

As at the date of approval of the consolidated financial statements, the fair value of ZIM, represented by its share price, had increased which may result in a reversal of impairment in 2023. The financial impact on Kenon from the increase in market capitalization of ZIM has yet to be determined.

Kenon Holdings Ltd. and subsidiaries
Statement of Financial Position as at December 31, 2022 and 2021

Statement of financial position of the Company
	Note	2022	2021
		$’000	$’000
Non-current assets
Investment in subsidiaries	33	578,351	539,864
Investment in associate	34	148,338	184,164
Other non-current assets		91	219
Right-of-use asset, net		571	714
		727,351	724,961

Current assets
Prepayments and other receivables	35	5,373	2,643
Other investments	7	344,780	-
Cash and cash equivalents		293,118	229,691
Total current assets		643,271	232,334

Total assets		1,370,622	957,295

Equity
Share capital	19	50,134	602,450
Capital reserve		7,099	8,906
Accumulated profit		1,300,486	146,700
Total equity		1,357,719	758,056

Non-current liability
Long-term lease liability, representing total non-current liability		470	644

Current liabilities
Other payables	36	6,313	6,074
Dividend payable	19.D	-	188,607
Accruals		5,979	3,814
Current maturities of lease liability		141	100
Total current liabilities		12,433	198,595

Total liabilities		12,903	199,239

Total equity and liabilities		1,370,622	957,295

Notes to the Financial Statements

Note 31 – Basis of preparation

31.1	Statement of compliance

The statements of financial position have been prepared in accordance with the Group’s basis of preparation (see Note 2 of consolidated financial statements).

Note 32 – Significant accounting policies

In addition to the significant accounting policies disclosed in Note 3, the accounting policies set out below have been applied consistently to the statements of financial position.

32.1	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

32.2	Investment in associate

Associates are entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

32.3	Impairment

An impairment loss in respect of subsidiaries and associate is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU.

Impairment losses are recognised in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Note 33 – Investment in subsidiaries
	2022	2021
	$’000	$’000

Investment at cost[1]	673,945	635,458
Impairment losses	(95,594)	(95,594)
	578,351	539,864

1
As described in Note 1.A, in 2015 Kenon and IC entered into a Separation and Distribution Agreement. As part of the spin-off under the agreement, certain IC subsidiaries were transferred to the Company by means of issuance of shares. The cost of subsidiaries transferred was recorded in the Company’s balance sheet based on their underlying book values. As at December 31, 2022, the unquoted equity investment of $674 million (2021: $635 million) includes net liabilities at the date of the spin-off, of those remaining subsidiaries transferred to the Company under the spin-off. During the year, Kenon increased its investment in OPC by $38 million (2021: $64 million). Refer to Note 11.A.5 for further details.

The movement in the allowance for impairment in respect of investment in subsidiaries during the year was as follows:

	2022	2021
	$’000	$’000

At January 1	95,594	57,550
Impairment charge	-	38,044
At December 31	95,594	95,594

In 2021, as a result of the assessment described in Note 10.5, Kenon fully impaired its investment in Quantum to zero, resulting in an impairment charge of $38 million. There were no significant changes in circumstances in 2022 as compared to 2021, therefore, management has assessed that there is no change in fair value of Qoros.

Details of the subsidiaries are as follows:

		Principal place
Name of subsidiary	Principal activities	of business	2022	2021
			%	%

I.C. Power Asia Development Ltd[1]	Investment holding	Israel	100	100
IC Power Ltd.	Investment holding	Singapore	100	100
Kenon TJ Holdings Pte. Ltd.	Investment holding	Singapore	100	100
Kenon UK Services Ltd	Management services	United Kingdom	100	100
OPC Energy Ltd.[2]	Generation of electricity	Israel, United States	54.70	58.76
Quantum (2007) LLC	Investment holding	United States	100	100
IC Green Energy Ltd	Investment holding	Israel	100	100
Barkeria Limited	Investment holding	Singapore	100	-

1	I.C. Power Asia Development Ltd (“ICPAD”) is currently in the process of liquidation.
2	In 2022, Kenon’s interest in OPC decreased as a result of shares and rights issuances by OPC. Refer to Notes 11.A.5 and 11.A.6 for further details.

Note 34 – Investment in associate

	2022	2021
	$’000	$’000

Investment at cost	148,338	184,164

Name of associate	Principal activities	Principal place of business	Ownership interest
			2022	2021
			%	%
ZIM Integrated Shipping Services Ltd.	Shipping services	International	20.68	25.76

Kenon sold approximately 6 million (2021: 1.2 million) ZIM shares, resulting in a decrease of $36 million (2021: $7 million) in investment at cost and a gain on sale of $428 million (2021: $60 million). Refer to Note 9.B.a.4 for further details. As part of its IPO in January 2021 and due to options exercised during the year, ZIM issued approximately 407 thousand (2021: 20 million) shares. Refer to Note 9.B.a.2 for further details. For financial information on ZIM, refer to Note 9.A.

Note 35 – Prepayments and other receivables

	2022	2021
	$’000	$’000

Amount due from subsidiaries, non-trade[1]	1,697	1,697
Other receivables	3,012	156
Prepayments	664	790
	5,373	2,643

1	These amounts are unsecured, interest free and repayable on demand.

Note 36 – Other payables

	2022	2021
	$’000	$’000

Amount due to subsidiaries, non-trade[1]	5,712	6,059
Other payables	601	15
	6,313	6,074

1	Mainly relates to a loan due to ICPAD that is unsecured, interest-free and repayable on demand.

Note 37 - Financial instruments

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk
•	market risk
•	liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management. Management is responsible for developing and monitoring the Company’s risk management. Management reports regularly to the Board of Directors on its activities.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalent, other receivables and deposits.

The carrying amount of financial assets in the statement of financial position represents the Company’s maximum exposure to credit risk. The Company does not hold any collateral in respect of its financial assets.

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- (or equivalent) and above by independent rating agencies. Refer to Note 29 for further information on credit risk.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to changes in interest rates relates primarily to the Company’s cash balances placed with financial institutions. The Company has no significant exposure to interest rate risk.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the Company’s functional currency, the US dollar (USD). The currencies in which these transactions primarily are denominated are Chinese yuan (CNY), British pound (GBP), Israel shekel (NIS) and Singapore dollar (SGD).

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Note 37 – Financial instruments (Cont’d)

Exposure to currency risk

At the reporting date, the Company’s exposure to significant foreign currency risk was as follows:

	2022	2021
	$’000	$’000

Cash & cash equivalents (SGD)	633	1,119
Cash & cash equivalents (GBP)	190	1
Other receivables (SGD)	212	153
Other payables (SGD)	(87)	(1)
Other payables (NIS)	(73)	(50)
Other payables (GBP)	(424)	(245)
Accrual (SGD)	(39)	(82)
Accrual (NIS)	(60)	(176)
Accrual (CNY)	(36)	(39)

Sensitivity analysis

A weakening (strengthening) of the foreign currency, as indicated below, against the US dollar at December 31 would have increased/(decreased) profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	Profit or loss for the year ended December 31,
	2022	2021
	$’000

SGD (5% strengthening)	36	60
NIS (5% strengthening)	(7)	(11)
GBP (5% strengthening)	(12)	(12)

SGD (5% weakening)	(36)	(60)
NIS (5% strengthening)	7	11
GBP (5% weakening)	12	12

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its liquidity and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

Note 37 – Financial instruments (Cont’d)

The contractual obligations of financial liabilities as at financial year end are as follows:

	Carrying amount	Contractual cash flows	Up to 1 year	1 – 2 years	2 - 5 years
	$’000	$’000	$’000	$’000	$’000
At December 31, 2022
Financial liabilities
Other payables	6,313	6,313	6,313	-	-
Accruals	5,979	5,979	5,979	-	-
Lease liability including interest*	611	679	170	339	170
	12,903	12,971	12,462	339	170
At December 31, 2021
Financial liabilities
Other payables	6,074	6,074	6,074	-	-
Dividend payable	188,607	188,607	188,607	-	-
Accruals	3,814	3,814	3,814	-	-
Lease liability including interest*	744	848	170	339	339
	199,239	199,343	198,665	339	339

* Includes current portion of long-term liability

It is not expected that the cash flows included in the maturity analysis above could occur significantly earlier, or at significantly higher amounts.